03033301

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Argent Securities Inc.	**0001239602**
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**
Form 8-K, For September 17, 2003, Series 2003-W5	**333-105957**

Name of Person Filing the Document
(If Other than the Registrant)

PROCESSED
SEP 24 2003
THOMSON FINANCIAL

SEC MAIL PROCESSING
RECEIVED
SEP 22 2003
WASH. D.C. 155 SECTION

[TPW: NYLEGAL:174103.1] 19960-00008 09/17/03 06:08pm

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.3	Computational Materials	P*

---

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

Asset Backed Certificates
ARSI
2003-W5

This information is being delivered to a specific number of prospective sophisticated investors in order to assist them in determining whether they have an interest in the type of security described herein. It has been prepared solely for information purposes and is not an offer to buy or sell or a solicitation of an offer to buy or sell any security or instrument or to participate in any trading strategy. This material is based on information that Morgan Stanley & Co. Incorporated ("Morgan Stanley") considers reliable. Morgan Stanley makes no representation or warranty with respect to the accuracy or completeness of the information, or with respect to the terms of any future offer of securities conforming to the terms hereof. Any such offer of securities would be made pursuant to a definitive Prospectus or Private Placement Memorandum, as the case may be, prepared by the issuer which could contain material information not contained herein and to which the prospective purchasers are referred. In the event of any such offering, this information shall be deemed superseded, amended and supplemented in its entirety by such Prospectus or Private Placement Memorandum. Such Prospectus or Private Placement Memorandum will contain all material information in respect of any securities offered thereby and any decision to invest in such securities should be made solely in reliance upon such Prospectus or Private Placement Memorandum. The information contained here in may be based on certain assumptions regarding market conditions and other matters and is therefore subject to change. We make no representations regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied on for such purposes. No representation is made that any returns indicated will be achieved. Changes to the assumptions may have a material impact on any returns detailed. Morgan Stanley disclaims any and all liability relating to this information, including without limitation any express or implied representations or warranties for, statements contained in, and omissions from the information contained here in. Additional information is available upon request. Morgan Stanley and others associated with it may have positions in, and may effect transaction in, securities and instruments of issuers mentioned herein and may also perform or seek to perform investment banking services for the issuers of such securities and instruments. Past performance is not necessarily indicative of future results. Price and availability are subject to change without notice. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supercedes all prior information regarding such assets. Morgan Stanley is acting as the lead underwriter and not acting as agent for the issuer or its affiliates in connection with the proposed transaction. To our readers worldwide: In addition, please note that this publication has been issued by Morgan Stanley, approved by Morgan Stanley International Limited, a member of The Securities and Futures Authority, and by Morgan Stanley Japan Ltd. We recommend that such investors obtain the advice of their Morgan Stanley, Morgan Stanley International or Morgan Stanley Japan Ltd. representative about the investments concerned. NOT FOR DISTRIBUTION TO PRIVATE CUSTOMERS AS DEFINED BY THE U.K. SECURITIES AND FUTURES AUTHORITY

Forward

[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
1	11/25/2003	1,500,000,595.95	4,334,477.31	1.1398	1.1574	3.47%
2	12/25/2003	1,473,444,075.74	5,411,576.12	1.1386	1.1708	4.41%
3	1/25/2004	1,446,692,018.33	5,235,465.92	1.1385	1.1887	4.34%
4	2/25/2004	1,419,732,805.19	5,103,485.93	1.1573	1.2121	4.31%
5	3/25/2004	1,392,558,234.34	5,104,477.95	1.1688	1.2558	4.40%
6	4/25/2004	1,365,163,539.42	4,854,672.55	1.1813	1.3083	4.27%
7	5/25/2004	1,337,547,391.60	4,762,722.96	1.2227	1.3679	4.27%
8	6/25/2004	1,309,711,883.84	4,566,587.30	1.2457	1.4514	4.18%
9	7/25/2004	1,281,662,496.64	4,485,270.08	1.2778	1.5451	4.20%
10	8/25/2004	1,253,408,147.74	4,181,420.33	1.4191	1.6486	4.00%
11	9/25/2004	1,224,960,910.22	4,022,166.49	1.4753	1.7663	3.94%
12	10/25/2004	1,196,336,028.00	3,921,673.31	1.5409	1.8934	3.93%
13	11/25/2004	1,168,387,471.48	3,596,496.61	1.7246	2.0214	3.69%
14	12/25/2004	1,141,099,809.07	3,502,211.43	1.8046	2.1531	3.68%
15	1/25/2005	1,114,457,171.53	3,266,704.84	1.8965	2.2898	3.52%
16	2/25/2005	1,088,444,076.60	3,002,863.56	2.1197	2.4295	3.31%
17	3/25/2005	1,063,045,419.41	3,065,183.02	2.2241	2.5553	3.46%
18	4/25/2005	1,038,246,463.12	2,689,897.08	2.325	2.685	3.11%
19	5/25/2005	1,014,032,829.90	2,567,612.58	2.5001	2.8088	3.04%
20	6/25/2005	990,390,492.01	2,344,554.22	2.6108	2.9214	2.84%
21	7/25/2005	967,305,763.14	2,285,288.83	2.7205	3.0328	2.84%
22	8/25/2005	944,765,514.72	2,055,793.83	2.8615	3.1437	2.61%
23	9/25/2005	922,757,253.49	1,925,518.03	2.9731	3.2475	2.50%
24	10/25/2005	901,267,459.48	2,503,215.45	3.0831	3.3518	3.33%
25	11/25/2005	880,388,504.18	2,300,524.88	3.1697	3.449	3.14%
26	12/25/2005	859,998,332.19	2,255,396.19	3.2726	3.5442	3.15%
27	1/25/2006	840,085,328.32	2,049,678.26	3.3791	3.6387	2.93%
28	2/25/2006	820,638,223.00	1,936,201.38	3.4771	3.7323	2.83%
29	3/25/2006	801,646,086.86	2,067,742.59	3.5835	3.8178	3.10%
30	4/25/2006	783,097,916.04	1,961,698.17	3.6789	3.9022	3.01%
31	5/25/2006	765,016,560.62	1,961,693.59	3.7283	3.9829	3.08%
32	6/25/2006	747,356,748.19	1,775,810.97	3.8267	4.0635	2.85%
33	7/25/2006	730,108,504.65	1,755,782.41	3.9268	4.1421	2.89%
34	8/25/2006	713,262,134.58	1,602,108.57	3.9789	4.2192	2.70%

35	9/25/2006	696,808,307.88	1,512,591.94	4.068	4.3	2.60%
36	10/25/2006	680,737,531.31	1,727,930.47	4.1654	4.3821	3.05%
37	11/25/2006	665,074,703.55	7,094,354.41	4.2054	4.4582	12.80%
38	12/25/2006	649,775,387.24	2,388,536.96	4.2907	4.5373	4.41%
39	1/25/2007	634,831,022.97	2,224,661.38	4.384	4.6149	4.21%
40	2/25/2007	620,233,285.78	2,145,501.26	4.4556	4.6919	4.15%
41	3/25/2007	605,974,122.10	2,283,588.09	4.5467	4.759	4.52%
42	4/25/2007	592,045,433.84	2,093,779.60	4.6336	4.8246	4.24%
43	5/25/2007	578,455,790.22	2,101,850.79	4.6666	4.8867	4.36%
44	6/25/2007	565,180,489.15	1,944,575.75	4.7449	4.9413	4.13%
45	7/25/2007	552,212,156.04	1,934,375.30	4.8318	4.9943	4.20%
46	8/25/2007	539,543,611.72	1,808,345.15	4.8479	5.0451	4.02%
47	9/25/2007	527,167,893.85	1,734,867.22	4.922	5.0958	3.95%
48	10/25/2007	515,078,053.51	1,818,626.89	5.0038	5.1463	4.24%
49	11/25/2007	503,278,011.22	1,710,022.06	4.9886	5.1926	4.08%
50	12/25/2007	491,750,111.06	1,711,013.55	5.0564	5.2394	4.18%
51	1/25/2008	480,487,989.68	1,576,316.25	5.1331	5.2845	3.94%
52	2/25/2008	469,485,447.48	1,533,006.58	5.1455	5.3288	3.92%
53	3/25/2008	458,736,464.89	1,600,760.70	5.2157	5.3681	4.19%
54	4/25/2008	448,235,060.76	1,470,733.59	5.2855	5.4068	3.94%
55	5/25/2008	437,982,221.79	1,502,862.55	5.262	5.4442	4.12%
56	6/25/2008	427,965,221.15	1,386,376.59	5.3219	5.4836	3.89%
57	7/25/2008	418,178,561.21	1,391,756.87	5.3899	5.5238	3.99%
58	8/25/2008	408,616,883.35	1,301,760.90	5.3767	5.5629	3.82%
59	9/25/2008	399,274,975.00	1,251,654.32	5.4377	5.5364	3.76%
60	10/25/2008	390,147,681.58	1,273,172.35	5.5024	5.4949	3.92%
61	11/25/2008	381,231,593.21	1,186,945.68	5.4952	5.4527	3.74%
62	12/25/2008	372,520,173.84	1,196,007.54	5.556	5.4394	3.85%
63	1/25/2009	364,008,664.63	1,094,837.92	5.6227	5.4291	3.61%
64	2/25/2009	355,692,416.18	1,166,226.28	5.2248	5.4197	3.93%
65	3/25/2009	347,566,877.08	1,288,995.64	5.1975	5.486	4.45%
66	4/25/2009	339,627,636.70	1,111,036.61	5.25	5.5685	3.93%
67	5/25/2009	331,871,431.20	1,092,794.78	5.4135	5.6452	3.95%
68	6/25/2009	324,292,926.94	998,080.19	5.5027	5.6942	3.69%
69	7/25/2009	316,888,002.39	1,007,014.27	5.5591	5.7346	3.81%
70	8/25/2009	309,652,641.68	924,336.06	5.6134	5.7734	3.58%
71	9/25/2009	302,582,945.02	889,156.46	5.6682	5.8128	3.53%
72	10/25/2009	295,675,035.00	931,276.80	5.7131	5.8517	3.78%
73	11/25/2009	288,928,676.11	866,249.56	5.7019	5.8838	3.60%
74	12/25/2009	282,336,534.59	879,645.34	5.7383	5.9014	3.74%
75	1/25/2010	275,895,043.82	805,680.24	5.7894	5.9138	3.50%
76	2/25/2010	269,600,725.25	775,233.22	5.842	5.9255	3.45%
77	3/25/2010	263,450,187.39	868,036.97	5.8938	5.9353	3.95%
78	4/25/2010	257,440,094.59	730,949.52	5.9156	5.9447	3.41%
79	5/25/2010	251,568,195.02	770,012.41	5.8045	5.9554	3.67%
80	6/25/2010	245,830,284.06	711,849.29	5.8105	5.9603	3.47%
81	7/25/2010	240,223,270.61	723,164.15	5.8558	5.9639	3.61%
82	8/25/2010	234,744,137.03	661,454.68	5.9015	5.9661	3.38%
83	9/25/2010	229,389,937.46	637,382.74	5.9473	5.9681	3.33%
84	10/25/2010	224,157,789.72	655,012.15	5.9662	5.9886	3.51%
85	11/25/2010	219,045,104.74	624,520.80	5.8339	5.9644	3.42%
86	12/25/2010	214,048,904.01	641,574.08	5.8315	5.9593	3.60%
87	1/25/2011	209,166,506.42	587,705.56	5.8698	5.9523	3.37%
88	2/25/2011	204,395,293.36	566,832.23	5.9105	5.9446	3.33%
89	3/25/2011	199,732,706.35	639,781.88	5.9501	5.935	3.84%
90	4/25/2011	195,176,249.44	529,168.92	5.9555	5.9248	3.25%
91	5/25/2011	190,723,121.98	564,584.72	5.8039	5.9227	3.55%
92	6/25/2011	186,371,320.22	523,579.34	5.7908	5.9485	3.37%
93	7/25/2011	182,118,516.90	533,689.54	5.8238	5.9831	3.52%
94	8/25/2011	177,962,439.54	488,850.66	5.8575	6.0171	3.30%
95	9/25/2011	173,900,872.02	472,091.17	5.8922	6.052	3.26%
96	10/25/2011	169,931,641.52	490,854.36	5.9266	6.087	3.47%
97	11/25/2011	166,053,792.95	449,071.37	5.9577	6.1186	3.25%
98	12/25/2011	162,264,040.53	458,903.98	5.9917	6.1447	3.39%
99	1/25/2012	158,560,365.90	418,753.08	6.0254	6.168	3.17%
100	2/25/2012	154,940,800.22	404,249.99	6.0601	6.192	3.13%
101	3/25/2012	151,403,424.28	445,471.38	6.0945	6.2146	3.53%
102	4/25/2012	147,946,347.71	354,598.95	6.1196	6.2381	2.88%
103	5/25/2012	144,568,663.94	363,368.15	6.1084	6.2643	3.02%

104	6/25/2012	141,267,604.10	335,989.69	6.1296	6.3032	2.85%
105	7/25/2012	138,041,416.87	260,241.45	6.1626	6.3471	2.26%
106	8/25/2012	134,888,393.71	145,570.09	6.195	6.3901	1.30%
107	9/25/2012	131,806,870.20	140,113.64	6.2287	6.4345	1.28%
108	10/25/2012	128,795,204.72	159,048.98	6.2683	6.479	1.48%
109	11/25/2012	125,853,045.77	135,857.14	6.3398	6.5153	1.30%
110	12/25/2012	122,977,534.29	145,127.95	6.3838	6.5233	1.42%
111	1/25/2013	120,167,150.80	125,351.33	6.4176	6.5226	1.25%
112	2/25/2013	117,420,412.78	120,696.12	6.4521	6.5217	1.23%
113	3/25/2013	114,735,873.37	158,633.51	6.4856	6.5191	1.66%
114	4/25/2013	112,112,110.70	114,696.20	6.4928	6.5165	1.23%
115	5/25/2013	109,547,908.59	131,789.84	6.3857	6.5167	1.44%
116	6/25/2013	107,041,739.64	116,412.18	6.3808	6.514	1.31%
117	7/25/2013	104,592,283.46	125,237.53	6.4105	6.5116	1.44%
118	8/25/2013	102,198,250.02	108,753.46	6.4403	6.5079	1.28%
119	9/25/2013	99,858,378.75	105,116.76	6.4705	6.5047	1.26%
120	10/25/2013	97,571,438.98	114,207.44	6.4795	6.5003	1.40%
121	11/25/2013	95,336,164.03	105,678.92	6.3714	6.4918	1.33%
122	12/25/2013	93,151,445.70	115,285.94	6.3654	6.4815	1.49%
123	1/25/2014	91,016,135.85	101,102.91	6.3908	6.469	1.33%
124	2/25/2014	88,929,112.39	98,149.25	6.4185	6.4566	1.32%
125	3/25/2014	86,889,278.21	127,102.77	6.445	6.4424	1.76%
126	4/25/2014	84,895,564.16	92,282.92	6.4426	6.4282	1.30%
127	5/25/2014	82,946,671.66	106,405.63	6.3105	6.4224	1.54%
128	6/25/2014	81,041,843.03	95,674.15	6.2941	6.4434	1.42%
129	7/25/2014	79,180,079.24	102,715.84	6.3168	6.4736	1.56%
130	8/25/2014	77,360,404.18	90,942.92	6.3397	6.5028	1.41%
131	9/25/2014	75,581,865.32	88,644.46	6.364	6.5334	1.41%
132	10/25/2014	73,843,529.53	97,802.01	6.3915	6.5637	1.59%
133	11/25/2014	72,144,890.97	85,920.01	6.4372	6.5873	1.43%
134	12/25/2014	70,484,636.09	92,178.88	6.4674	6.5889	1.57%
135	1/25/2015	68,861,896.34	81,623.63	6.4911	6.5835	1.42%
136	2/25/2015	67,275,823.74	79,686.69	6.5157	6.5783	1.42%
137	3/25/2015	65,725,590.04	102,015.26	6.5393	6.5714	1.86%
138	4/25/2015	64,210,383.15	76,823.41	6.5406	6.5647	1.44%
139	5/25/2015	62,729,413.56	86,491.98	6.4458	6.5617	1.65%
140	6/25/2015	61,281,905.29	78,169.67	6.4373	6.5603	1.53%
141	7/25/2015	59,867,102.38	83,786.53	6.4584	6.5606	1.68%
142	8/25/2015	58,484,266.00	74,980.10	6.4793	6.5598	1.54%
143	9/25/2015	57,132,674.08	73,454.70	6.501	6.5598	1.54%
144	10/25/2015	55,811,621.66	79,112.70	6.5085	6.5589	1.70%
145	11/25/2015	54,520,408.05	73,431.03	6.4394	6.5551	1.62%
146	12/25/2015	53,258,371.67	79,056.84	6.4375	6.5478	1.78%
147	1/25/2016	52,024,854.31	71,344.73	6.4559	6.5382	1.65%
148	2/25/2016	50,819,212.65	70,036.75	6.4763	6.529	1.65%
149	3/25/2016	49,640,817.70	80,836.83	6.4956	6.5183	1.95%
150	4/25/2016	48,489,055.79	67,558.73	6.4942	6.5078	1.67%
151	5/25/2016	47,363,226.35	74,927.52	6.3954	6.5036	1.90%
152	6/25/2016	46,262,847.93	68,857.07	6.3831	6.5233	1.79%
153	7/25/2016	45,187,347.09	73,166.89	6.4002	6.5511	1.94%
154	8/25/2016	44,136,163.49	66,737.42	6.4171	6.5781	1.81%
155	9/25/2016	43,108,750.18	65,704.44	6.4354	6.6063	1.83%
156	10/25/2016	42,104,571.14	70,750.75	6.4594	6.6345	2.02%
157	11/25/2016	41,123,300.92	63,934.23	6.5147	6.657	1.87%
158	12/25/2016	40,164,221.16	67,679.61	6.5429	6.6639	2.02%
159	1/25/2017	39,226,832.62	61,921.28	6.5609	6.6652	1.89%
160	2/25/2017	38,310,647.83	61,061.51	6.5797	6.6672	1.91%
161	3/25/2017	37,415,190.68	73,952.17	6.5978	6.6677	2.37%
162	4/25/2017	36,539,993.89	59,940.91	6.602	6.6687	1.97%
163	5/25/2017	35,684,644.57	64,713.05	6.5529	6.6754	2.18%
164	6/25/2017	34,848,652.91	59,939.96	6.5525	6.6993	2.06%
165	7/25/2017	34,031,583.89	63,344.41	6.5695	6.73	2.23%
166	8/25/2017	33,233,012.59	58,547.10	6.5859	6.7595	2.11%
167	9/25/2017	32,452,524.31	57,944.24	6.6038	6.7905	2.14%
168	10/25/2017	31,689,711.79	61,717.09	6.6293	6.8214	2.34%
169	11/25/2017	30,944,328.98	56,875.03	6.6969	6.8449	2.21%
170	12/25/2017	30,215,829.62	59,331.93	6.728	6.8416	2.36%
171	1/25/2018	29,503,834.76	55,659.19	6.7457	6.8301	2.26%
172	2/25/2018	28,807,974.24	55,156.26	6.7642	6.8189	2.30%

173	3/25/2018	28,127,886.38	64,393.84	6.7816	6.8061	2.75%
174	4/25/2018	27,463,216.70	54,344.94	6.7769	6.7935	2.37%
175	5/25/2018	26,813,595.84	57,932.17	6.677	6.7869	2.59%
176	6/25/2018	26,178,710.36	55,018.38	6.663	6.7922	2.52%
177	7/25/2018	25,558,229.76	57,181.43	6.6785	6.8025	2.68%
178	8/25/2018	24,951,830.94	54,180.83	6.6937	6.8117	2.61%
179	9/25/2018	24,359,212.53	53,769.56	6.7101	6.8221	2.65%
180	10/25/2018	23,780,050.95	55,840.10	6.7221	6.8317	2.82%
181	11/25/2018	23,221,902.98	53,413.69	6.7109	6.8342	2.76%
182	12/25/2018	22,676,366.17	55,238.03	6.7205	6.8101	2.92%
183	1/25/2019	22,143,158.23	52,735.69	6.7352	6.7781	2.86%
184	2/25/2019	21,622,003.19	52,381.41	6.7513	6.7461	2.91%
185	3/25/2019	21,112,630.89	58,377.19	6.7657	6.7124	3.32%
186	4/25/2019	20,614,778.22	51,523.40	6.7484	6.6783	3.00%
187	5/25/2019	20,128,086.30	54,520.04	6.5715	6.6531	3.25%
188	6/25/2019	19,652,409.42	52,659.11	6.5362	6.6463	3.22%
189	7/25/2019	19,187,501.16	54,078.29	6.5476	6.6463	3.38%
190	8/25/2019	18,733,120.37	52,037.97	6.5596	6.6453	3.33%
191	9/25/2019	18,289,031.13	51,746.15	6.5724	6.6453	3.40%
192	10/25/2019	17,855,003.99	52,924.35	6.5766	6.6445	3.56%
193	11/25/2019	17,430,792.24	51,472.97	6.5346	6.6402	3.54%
194	12/25/2019	17,016,198.68	52,662.56	6.5336	6.6261	3.71%
195	1/25/2020	16,611,008.23	51,045.63	6.5443	6.6083	3.69%
196	2/25/2020	16,215,010.58	50,808.96	6.5566	6.5909	3.76%
197	3/25/2020	15,827,999.93	52,983.94	6.5678	6.572	4.02%
198	4/25/2020	15,449,775.70	50,248.88	6.5584	6.5533	3.90%
199	5/25/2020	15,080,089.32	51,614.21	6.4511	6.5403	4.11%
200	6/25/2020	14,718,803.58	50,476.88	6.4311	6.5456	4.12%
201	7/25/2020	14,365,730.67	51,205.69	6.4407	6.5574	4.28%
202	8/25/2020	14,020,686.91	50,082.76	6.4501	6.5683	4.29%
203	9/25/2020	13,683,492.78	49,898.10	6.4608	6.5803	4.38%
204	10/25/2020	13,353,972.92	50,567.03	6.4717	6.5918	4.54%
205	11/25/2020	13,031,975.41	49,632.51	6.4856	6.5977	4.57%
206	12/25/2020	12,717,311.92	50,126.31	6.4974	6.585	4.73%
207	1/25/2021	12,409,818.53	49,336.13	6.5069	6.5662	4.77%
208	2/25/2021	12,109,335.00	49,201.02	6.5176	6.5477	4.88%
209	3/25/2021	11,815,704.56	50,567.11	6.527	6.5279	5.14%
210	4/25/2021	11,528,774.14	48,834.46	6.5154	6.5082	5.08%
211	5/25/2021	11,248,353.44	49,310.38	6.4107	6.496	5.26%
212	6/25/2021	10,974,338.71	48,840.34	6.3899	6.503	5.34%
213	7/25/2021	10,706,586.77	49,021.31	6.398	6.5172	5.49%
214	8/25/2021	10,444,957.54	58,145.16	6.4059	6.5304	6.68%
215	9/25/2021	10,189,314.15	81,172.87	6.4151	6.5449	9.56%
216	10/25/2021	9,939,522.82	80,319.21	6.4271	6.5589	9.70%
217	11/25/2021	9,695,475.35	79,011.15	6.4555	6.5671	9.78%
218	12/25/2021	9,457,020.01	78,072.70	6.47	6.5545	9.91%
219	1/25/2022	9,224,031.79	76,900.17	6.4784	6.5353	10.00%
220	2/25/2022	8,996,388.47	75,889.01	6.4877	6.5166	10.12%
221	3/25/2022	8,773,970.47	75,050.63	6.4959	6.4964	10.26%
222	4/25/2022	8,556,661.01	102,291.46	6.4836	6.4784	14.35%
223	5/25/2022	8,344,313.14	201,287.54	6.3815	6.4636	28.95%
224	6/25/2022	8,136,849.59	196,562.53	6.3605	6.4683	28.99%
225	7/25/2022	7,934,161.11	191,948.09	6.3674	6.4797	29.03%
226	8/25/2022	7,736,140.81	187,441.66	6.3741	6.4901	29.08%
227	9/25/2022	7,542,684.20	183,041.05	6.3821	6.5017	29.12%
228	10/25/2022	7,353,689.23	178,778.67	6.3918	6.5128	29.17%
229	11/25/2022	7,169,069.04	174,581.34	6.4127	6.5178	29.22%
230	12/25/2022	6,988,712.30	170,482.40	6.4242	6.4995	29.27%
231	1/25/2023	6,812,523.58	166,479.56	6.4313	6.474	29.32%
232	2/25/2023	6,640,409.57	162,570.31	6.4394	6.4489	29.38%
233	3/25/2023	6,472,278.93	158,753.02	6.4461	6.4223	29.43%
234	4/25/2023	6,308,042.56	154,932.03	6.4292	6.3958	29.47%
235	5/25/2023	6,147,577.16	151,293.25	6.3056	6.3763	29.53%
236	6/25/2023	5,990,835.48	147,739.89	6.2781	6.3709	29.59%
237	7/25/2023	5,837,734.07	144,269.79	6.2834	6.371	29.66%
238	8/25/2023	5,688,191.25	140,880.92	6.2887	6.3702	29.72%
239	9/25/2023	5,542,127.12	137,572.08	6.295	6.3705	29.79%
240	10/25/2023	5,399,463.85	133,053.77	6.2969	6.3701	29.57%
241	11/25/2023	5,261,729.70	129,945.24	6.2768	6.3656	29.64%

242	12/25/2023	5,127,244.68	126,909.70	6.2766	6.3452	29.70%
243	1/25/2024	4,995,885.42	123,945.39	6.2814	6.3199	29.77%
244	2/25/2024	4,867,581.81	121,050.46	6.2875	6.2949	29.84%
245	3/25/2024	4,742,265.23	118,223.91	6.2924	6.2685	29.92%
246	4/25/2024	4,619,868.83	115,394.71	6.2761	6.2422	29.97%
247	5/25/2024	4,500,297.75	112,700.54	6.1572	6.2217	30.05%
248	6/25/2024	4,383,518.93	110,069.76	6.13	6.2189	30.13%
249	7/25/2024	4,269,469.66	107,500.79	6.1335	6.2221	30.21%
250	8/25/2024	4,158,088.61	104,992.13	6.1371	6.2245	30.30%
251	9/25/2024	4,049,315.77	106,724.45	6.1418	6.228	31.63%
252	10/25/2024	3,943,092.65	127,459.51	6.1451	6.2308	38.79%
253	11/25/2024	3,839,359.69	124,380.56	6.1433	6.2284	38.88%
254	12/25/2024	3,738,063.24	121,372.12	6.1466	6.2057	38.96%
255	1/25/2025	3,639,148.50	118,432.54	6.1501	6.177	39.05%
256	2/25/2025	3,542,561.89	115,560.14	6.1547	6.1485	39.14%
257	3/25/2025	3,448,250.92	112,753.81	6.1579	6.1188	39.24%
258	4/25/2025	3,356,164.48	109,959.18	6.138	6.089	39.32%
259	5/25/2025	3,266,228.01	107,280.87	6.0115	6.0672	39.41%
260	6/25/2025	3,178,418.43	104,664.06	5.981	6.0654	39.52%
261	7/25/2025	3,092,687.81	102,107.29	5.983	6.0706	39.62%
262	8/25/2025	3,008,989.22	99,609.18	5.9851	6.075	39.72%
263	9/25/2025	2,927,276.79	97,168.68	5.9882	6.0805	39.83%
264	10/25/2025	2,847,505.78	94,783.23	5.9924	6.0854	39.94%
265	11/25/2025	2,769,631.84	92,453.77	6.0037	6.0852	40.06%
266	12/25/2025	2,693,612.68	90,177.96	6.0092	6.0643	40.17%
267	1/25/2026	2,619,406.40	87,954.56	6.0115	6.0373	40.29%
268	2/25/2026	2,546,972.02	85,782.30	6.0147	6.0106	40.42%
269	3/25/2026	2,476,269.42	83,660.27	6.0166	5.9826	40.54%
270	4/25/2026	2,407,259.49	81,555.11	5.9975	5.9547	40.65%
271	5/25/2026	2,339,887.67	79,530.34	5.882	5.9344	40.79%
272	6/25/2026	2,274,133.76	77,552.37	5.8534	5.9342	40.92%
273	7/25/2026	2,209,961.11	75,620.10	5.8543	5.9411	41.06%
274	8/25/2026	2,147,333.85	73,732.47	5.8552	5.9473	41.20%
275	9/25/2026	2,086,216.89	71,888.65	5.8573	5.9544	41.35%
276	10/25/2026	2,026,576.04	70,088.82	5.8621	5.961	41.50%
277	11/25/2026	1,968,378.44	68,329.45	5.884	5.9627	41.66%
278	12/25/2026	1,911,590.62	66,610.90	5.8913	5.9435	41.81%
279	1/25/2027	1,856,180.55	64,932.24	5.8927	5.9181	41.98%
280	2/25/2027	1,802,116.89	63,292.50	5.8948	5.893	42.15%
281	3/25/2027	1,749,368.99	61,690.95	5.8957	5.8668	42.32%
282	4/25/2027	1,697,906.93	60,107.23	5.8775	5.8406	42.48%
283	5/25/2027	1,647,690.74	58,579.58	5.7719	5.8212	42.66%
284	6/25/2027	1,598,703.16	57,087.53	5.7451	5.8182	42.85%
285	7/25/2027	1,550,916.19	55,630.25	5.7451	5.8212	43.04%
286	8/25/2027	1,504,302.40	54,206.93	5.7452	5.8234	43.24%
287	9/25/2027	1,458,834.98	52,816.92	5.7463	5.8266	43.45%
288	10/25/2027	1,414,487.77	51,457.94	5.7482	5.8292	43.66%
289	11/25/2027	1,371,234.33	50,132.20	5.7569	5.8286	43.87%
290	12/25/2027	1,329,050.50	48,837.49	5.7602	5.8141	44.10%
291	1/25/2028	1,287,911.79	47,573.12	5.7605	5.7953	44.33%
292	2/25/2028	1,247,794.27	46,338.37	5.7616	5.777	44.56%
293	3/25/2028	1,208,674.49	45,132.65	5.7617	5.7575	44.81%
294	4/25/2028	1,170,529.60	43,945.97	5.7484	5.7383	45.05%
295	5/25/2028	1,133,331.66	42,796.36	5.6715	5.7242	45.31%
296	6/25/2028	1,097,064.73	41,673.82	5.6516	5.7276	45.58%
297	7/25/2028	1,061,707.39	40,577.72	5.6512	5.7371	45.86%
298	8/25/2028	1,027,238.71	39,507.46	5.6507	5.7458	46.15%
299	9/25/2028	993,638.19	38,462.49	5.6512	5.7556	46.45%
300	10/25/2028	960,885.85	37,444.35	5.6572	5.7649	46.76%
301	11/25/2028	928,963.45	36,448.20	5.6947	5.7693	47.08%
302	12/25/2028	897,850.43	35,475.63	5.7048	5.7525	47.41%
303	1/25/2029	867,528.10	34,526.12	5.7049	5.7294	47.76%
304	2/25/2029	837,978.16	33,599.12	5.7056	5.7067	48.11%
305	3/25/2029	809,182.74	32,694.16	5.7052	5.6829	48.48%
306	4/25/2029	781,124.37	31,804.11	5.6882	5.6592	48.86%
307	5/25/2029	753,781.70	30,941.78	5.5962	5.6426	49.26%
308	6/25/2029	727,142.62	30,100.00	5.572	5.6462	49.67%
309	7/25/2029	701,190.77	29,278.31	5.5709	5.6569	50.11%
310	8/25/2029	675,910.17	28,476.25	5.5699	5.6669	50.56%

311	9/25/2029	651,285.19	27,693.39	5.5699	5.6778	51.03%
312	10/25/2029	627,300.57	26,930.70	5.5765	5.6884	51.52%
313	11/25/2029	603,942.29	26,184.91	5.6207	5.6941	52.03%
314	12/25/2029	581,194.77	25,457.04	5.6321	5.6782	52.56%
315	1/25/2030	559,043.71	24,746.67	5.6318	5.6562	53.12%
316	2/25/2030	537,475.18	24,053.39	5.6321	5.6344	53.70%
317	3/25/2030	516,475.53	23,376.83	5.6312	5.6116	54.31%
318	4/25/2030	496,031.42	22,712.98	5.6148	5.5889	54.95%
319	5/25/2030	476,127.32	22,068.75	5.528	5.5732	55.62%
320	6/25/2030	456,753.22	21,440.13	5.5048	5.5778	56.33%
321	7/25/2030	437,896.63	20,826.74	5.5035	5.5893	57.07%
322	8/25/2030	419,545.37	20,228.25	5.502	5.6002	57.86%
323	9/25/2030	401,687.53	19,644.32	5.5017	5.612	58.69%
324	10/25/2030	384,311.45	19,075.55	5.5088	5.6235	59.56%
325	11/25/2030	367,406.43	18,519.73	5.5579	5.6302	60.49%
326	12/25/2030	350,960.60	17,977.49	5.5702	5.6153	61.47%
327	1/25/2031	334,963.08	17,448.53	5.5697	5.5941	62.51%
328	2/25/2031	319,403.24	16,932.52	5.5695	5.5733	63.62%
329	3/25/2031	304,270.69	16,429.18	5.5684	5.5515	64.79%
330	4/25/2031	289,555.25	15,936.38	5.5525	5.5298	66.04%
331	5/25/2031	275,245.67	15,457.53	5.4706	5.5143	67.39%
332	6/25/2031	261,333.71	14,990.50	5.4484	5.5153	68.83%
333	7/25/2031	247,809.88	14,535.01	5.4468	5.5223	70.38%
334	8/25/2031	234,664.90	14,090.80	5.4451	5.5285	72.06%
335	9/25/2031	221,889.69	13,657.61	5.4444	5.5356	73.86%
336	10/25/2031	209,475.39	13,235.37	5.4483	5.5424	75.82%
337	11/25/2031	197,413.46	12,823.47	5.4793	5.546	77.95%
338	12/25/2031	185,695.27	12,421.85	5.4868	5.5352	80.27%
339	1/25/2032	174,312.55	12,030.27	5.4857	5.5199	82.82%
340	2/25/2032	163,257.21	11,648.50	5.4851	5.5051	85.62%
341	3/25/2032	152,521.33	11,276.31	5.4837	5.4894	88.72%
342	4/25/2032	142,097.18	10,912.87	5.4724	5.474	92.16%
343	5/25/2032	131,976.74	10,559.19	5.415	5.4633	96.01%
344	6/25/2032	122,153.16	10,214.44	5.3991	5.4701	100.34%
345	7/25/2032	112,619.22	9,878.43	5.3975	5.4829	105.26%
346	8/25/2032	103,367.86	9,550.93	5.3956	5.495	110.88%
347	9/25/2032	94,392.19	9,231.77	5.3948	5.508	117.36%
348	10/25/2032	85,685.46	8,920.99	5.4025	5.5207	124.94%
349	11/25/2032	77,241.27	8,617.90	5.4581	5.5286	133.89%
350	12/25/2032	69,052.95	8,322.57	5.4717	5.5148	144.63%
351	1/25/2033	61,114.22	8,034.82	5.4708	5.4947	157.77%
352	2/25/2033	53,418.93	7,754.47	5.4702	5.4749	174.20%
353	3/25/2033	45,961.07	7,481.35	5.4686	5.4542	195.33%
354	4/25/2033	38,734.78	7,215.08	5.4534	5.4337	223.52%
355	5/25/2033	31,734.17	6,955.92	5.377	5.4198	263.03%
356	6/25/2033	24,953.85	6,703.50	5.356	5.4262	322.36%
357	7/25/2033	18,388.34	6,455.33	5.354	5.4396	421.27%
358	8/25/2033	12,034.59	6,199.84	5.352	5.4523	618.20%
359	9/25/2033	5,901.16	5,932.84	5.3511	5.466	1206.44%
360	10/25/2033	0.86	0.86	5.3592	5.4794	1200.00%

TERM SHEET
$622,790,000 *(Approximate)*

Asset-Backed Pass-Through Certificates
Series 2003-W5

September 17, 2003

Argent Securities Inc.

ARGENT
MORTGAGE COMPANY LLC℠

Argent Securities Inc.
(Depositor)

Argent Mortgage Company, LLC
(Originator)

Ameriquest Mortgage Company
(Master Servicer)

All terms and statements are subject to change.

Morgan Stanley

citigroup

TERM SHEET DATED September 17, 2003

Argent Securities Inc.
Asset-Backed Pass-Through Certificates, Series 2003-W5
$622,790,000 *(Approximate)*

Subject to Revision

Structure Overview									
To 10% Optional Termination									
Class	**Approximate Size ($)**	**Type[1,2]**	**WAL (yrs)**	**Principal Payment Window**	**Pmt Delay (days)**	**Interest Accrual Basis**	**Stated Final Maturity**	**Expected Ratings S&P / M / F**
AV-1	825,960,000	FLT / PT			Not Offered			AAA / Aaa / AAA
AV-2	205,728,000	FLT / PT	2.68	11/03 - 02/12	0	ACT/360	Dec 2033	AAA / Aaa / AAA
AF-1	53,460,000	FLT / SEQ	0.95	11/03 - 05/05	0	ACT/360	Dec 2033	AAA / Aaa / AAA
AF-2	28,598,000	FIX / SEQ	2.00	05/05 - 02/06	24	30/360	Dec 2033	AAA / Aaa / AAA
AF-3	32,751,000	FIX / SEQ	3.00	02/06 - 08/07	24	30/360	Dec 2033	AAA / Aaa / AAA
AF-4	19,694,000	FIX / SEQ	5.00	08/07 - 05/10	24	30/360	Dec 2033	AAA / Aaa / AAA
AF-5	14,937,000	FIX / SEQ	8.23	05/10 - 02/12	24	30/360	Dec 2033	AAA / Aaa / AAA
AF-6	26,372,000	FIX / NAS	6.64	11/06 - 02/12	24	30/360	Dec 2033	AAA / Aaa / AAA
M-1	93,750,000	FLT / SUB	5.58	01/07 - 02/12	0	ACT/360	Dec 2033	AA / Aa2 / AA
M-2	75,000,000	FLT / SUB	5.55	12/06 - 02/12	0	ACT/360	Dec 2033	A / A2 / A
M-3	26,250,000	FLT / SUB	5.55	12/06 - 02/12	0	ACT/360	Dec 2033	A- / A3 / A-
M-4	18,750,000	FLT / SUB	5.54	11/06 - 02/12	0	ACT/360	Dec 2033	BBB+ / Baa1 / BBB+
M-5	18,750,000	FLT / SUB	5.53	11/06 - 02/12	0	ACT/360	Dec 2033	BBB / Baa2 / BBB
MV-6	8,750,000	FLT / SUB	5.53	11/06 - 02/12	0	ACT/360	Dec 2033	BBB- / Baa3 / BBB-
MF-6	10,000,000	FIX / SUB			Not Offered			BBB- / Baa3 / BBB-
Total	1,458,750,000							

(1) The certificates are subject to the Net WAC Rate Cap.
(2) All Floating-Rate Certificates (except the Class AF-1 Certificates) will not accrue interest at a rate greater than the Maximum Cap Rate

Pricing Speed ("PPC")

Fixed-Rate Mortgage Loans	4% CPR growing to 20% CPR over 12 months
Adjustable-Rate Mortgage Loans	27% CPR

This information is being delivered to a specific number of prospective sophisticated investors in order to assist them in determining whether they have an interest in the type of security described herein. It has been prepared solely for information purposes and is not an offer to buy or sell or a solicitation of an offer to buy or sell any security or instrument or to participate in any trading strategy. This material is based on information that Morgan Stanley & Co. Incorporated ("Morgan Stanley") considers reliable. Morgan Stanley makes no representation or warranty with respect to the accuracy or completeness of the information, or with respect to the terms of any future offer of securities conforming to the terms hereof. Any such offer of securities would be made pursuant to a definitive Prospectus or Private Placement Memorandum, as the case may be, prepared by the issuer which could contain material information not contained herein and to which the prospective purchasers are referred. In the event of any such offering, this information shall be deemed superseded, amended and supplemented in its entirety by such Prospectus or Private Placement Memorandum. Such Prospectus or Private Placement Memorandum will contain all material information in respect of any securities offered thereby and any decision to invest in such securities should be made solely in reliance upon such Prospectus or Private Placement Memorandum. The information contained here in may be based on certain assumptions regarding market conditions and other matters and is therefore subject to change. We make no representations regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied on for such purposes. No representation is made that any returns indicated will be achieved. Changes to the assumptions may have a material impact on any returns detailed. Morgan Stanley disclaims any and all liability relating to this information, including without limitation any express or implied representations or warranties for, statements contained in, and omissions from the information contained here in. Additional information is available upon request. Morgan Stanley and others associated with it may have positions in, and may effect transactions in, securities and instruments of issuers mentioned herein and may also perform or seek to perform investment banking services for the issuers of such securities and instruments. Past performance is not necessarily indicative of future results. Price and availability are subject to change without notice. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supercedes all prior information regarding such assets. Morgan Stanley is acting as the lead underwriter and not acting as agent for the issuer or its affiliates in connection with the proposed transaction. To our readers worldwide: In addition, please note that this publication has been issued by Morgan Stanley, approved by Morgan Stanley International Limited, a member of The Securities and Futures Authority, and by Morgan Stanley Japan Ltd. We recommend that such investors obtain the advice of their Morgan Stanley, Morgan Stanley International or Morgan Stanley Japan Ltd. representative about the investments concerned. NOT FOR DISTRIBUTION TO PRIVATE CUSTOMERS AS DEFINED BY THE U.K. SECURITIES AND FUTURES AUTHORITY. Notwithstanding anything to the contrary contained in a definitive Private Placement Memorandum or any transaction document, all persons may disclose to any and all persons, without limitation of any kind, the federal income tax treatment and tax structure of the securities described herein, any fact relevant to understanding the federal tax treatment or tax structure of the securities described herein, and all materials of any kind (including opinions or other tax analyses) relating to such federal tax treatment or tax structure.

This information is being delivered to a specific number of prospective sophisticated investors in order to assist them in determining whether they have an interest in the type of security described herein. It has been prepared solely for information purposes and is not an offer to buy or sell or a solicitation of an offer to buy or sell any security or instrument or to participate in any trading strategy. This material is based on information that Morgan Stanley & Co. Incorporated ("Morgan Stanley") considers reliable. Morgan Stanley makes no representation or warranty with respect to the accuracy or completeness of the information, or with respect to the terms of any future offer of securities conforming to the terms hereof. Any such offer of securities would be made pursuant to a definitive Prospectus or Private Placement Memorandum, as the case may be, prepared by the issuer which could contain material information not contained herein and to which the prospective purchasers are referred. In the event of any such offering, this information shall be deemed superseded, amended and supplemented in its entirety by such Prospectus or Private Placement Memorandum. Such Prospectus or Private Placement Memorandum will contain all material information in *respect of any securities offered thereby and any decision to invest in such securities should be made solely in reliance upon such Prospectus or Private Placement Memorandum. The information contained here in may be based on certain assumptions* regarding market conditions and other matters and is therefore subject to change. We make no representations regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied on for such purposes. No representation is made that any returns indicated will be achieved. Changes to the assumptions may have a material impact on any returns detailed. Morgan Stanley disclaims any and all liability relating to this information, including without limitation any express or implied representations or warranties for, statements contained in, and omissions from the information contained here in. Additional information is available upon request. Morgan Stanley and others associated with it may have positions in, and may effect transactions in, securities and instruments of issuers mentioned herein and may also perform or seek to perform investment banking services for the issuers of such securities and instruments. Past performance is not necessarily indicative of future results. Price and availability are subject to change without notice. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supercedes all prior information regarding such assets. Morgan Stanley is acting as the lead underwriter and not acting as agent for the issuer or its affiliates in connection with the proposed transaction. To our readers worldwide: In addition, please note that this publication has been issued by Morgan Stanley, approved by Morgan Stanley International Limited, a member of The Securities and Futures Authority, and by Morgan Stanley Japan Ltd. We recommend that such investors obtain the advice of their Morgan Stanley, Morgan Stanley International or Morgan Stanley Japan Ltd. representative about the investments concerned. **NOT FOR DISTRIBUTION TO PRIVATE CUSTOMERS AS DEFINED BY THE U.K. SECURITIES AND FUTURES AUTHORITY.** Notwithstanding anything to the contrary contained in a definitive Private Placement Memorandum or any transaction document, all persons may disclose to any and all persons, without limitation of any kind, the federal income tax treatment and tax structure of the securities described herein, any fact relevant to understanding the federal tax treatment or tax structure of the securities described herein, and all materials of any kind (including opinions or other tax analyses) relating to such federal tax treatment or tax structure.

Transaction Overview

Offered Certificates:	Approximately $259,188,000 senior floating-rate Certificates (Class AV-2 and Class AF-1 Certificates), approximately $122,352,000 senior fixed-rate Certificates (Class AF-2, Class AF-3, Class AF-4, Class AF-5 and Class AF-6 Certificates) and approximately $241,250,000 mezzanine floating-rate Certificates (Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class MV-6 Certificates). The Class AV-2 Certificates are supported by adjustable-rate and fixed-rate, first lien mortgage loans with principal balances that may or may not conform to Fannie Mae guidelines ("Group II Mortgage Loans"). The Class AF Certificates are supported by fixed-rate, first lien mortgage loans with principal balances that may or may not conform to Fannie Mae guidelines ("Group III Mortgage Loans"). The Class M Certificates are supported by all of the Mortgage Loans.
Non-Offered Certificates:	Approximately $825,960,000 senior floating-rate Class AV-1 Certificates and approximately $10,000,000 mezzanine fixed-rate MF-6 Certificates. The Class AV-1 Certificates are supported by adjustable-rate and fixed-rate first lien mortgage loans with principal balances that conform to Fannie Mae guidelines ("Group I Mortgage Loans"), and the Class MF-6 Certificates are supported by all of the Mortgage Loans.
Collateral:	As of October 1, 2003, the Mortgage Loans will consist of 7,871 adjustable-rate and fixed-rate, first lien, closed-end mortgage loans (the Mortgage Loans) with LTV's at origination not in excess of 95%. The aggregate scheduled principal balance of all of the Mortgage Loans is approximately $1,500,000,596 as of the Cut-off Date. The Mortgage Loans will be separated into three groups. The Group I Mortgage Loans will represent 6,123 adjustable-rate and fixed-rate mortgage loans totaling approximately $1,026,037,610. The Group II Mortgage Loans will represent 820 adjustable-rate and fixed-rate mortgage loans totaling approximately $255,562,466. The Group III Mortgage Loans will represent 928 fixed-rate mortgage loans totaling approximately $218,400,520.
Class A Certificates:	Class AV-1, AV-2, AF-1, AF-2, AF-3, AF-4, AF-5 and AF-6 Certificates.
Class M Certificates:	Class M-1, M-2, M-3, M-4, M-5, MF-6 and MV-6 Certificates.
Class AV Certificates:	Class AV-1, and AV-2 Certificates
Class AF Certificates:	Class AF-1, AF-2, AF-3, AF-4, AF-5 and AF-6 Certificates.
Class MV Certificates:	Class M-1, M-2, M-3, M-4, M-5 and MV-6 Certificates.
Class M-6 Certificates:	Class MF-6 and MV-6 Certificates.
Floating-Rate Certificates:	Class AV-1, AV-2, AF-1 and Class MV Certificates.
Fixed-Rate Certificates:	Class AF-2, AF-3, AF-4, AF-5, AF-6 and MF-6 Certificates.
Depositor:	Argent Securities Inc.
Originator:	Argent Mortgage Company, LLC
Master Servicer:	Ameriquest Mortgage Company
Trustee:	Deutsche Bank National Trust Company

Transaction Overview (Cont.)

Co-Lead Underwriters:	Morgan Stanley & Co. Incorporated and Citigroup Global Markets Inc.
Co-Managers:	Greenwich Capital Markets, Inc., JP Morgan Chase, and UBS Securities LLC
Cut-off Date:	October 1, 2003
Expected Pricing:	September 19, 2003
Expected Closing Date:	October 8, 2003
Record Date:	For the Floating-Rate Certificates: The business day immediately preceding the Distribution Date. For the Fixed-Rate Certificates: The last business day of the month preceding the month in which the Distribution Date occurs.
Distribution Date:	The 25th day of each month (or if such 25th day is not a business day, the next succeeding business day) commencing in November 2003.
Determination Date:	The Determination Date with respect to any Distribution Date is the 10th day of the month in which such Distribution Date occurs or, if such day is not a business day, the business day immediately preceding such 10th day.
Due Period:	The Due Period with respect to any Distribution Date commences on the second day of the month immediately preceding the month in which such Distribution Date occurs and ends on the first day of the month in which such Distribution Date occurs.
Prepayment Period:	The Prepayment Period for the first Distribution Date will be from the Cut-off Date up to and including November 10th, and with respect to all other Distribution Dates, commencing on the day after the Determination Date in the month prior to the month in which such Distribution Date occurs and ending on the Determination Date in the month in which such Distribution Date occurs.
Interest Accrual Period:	For the Floating-Rate Certificates: For any Distribution Date will be the actual number of days (based on a 360-day year) included in the period commencing on the immediately preceding Distribution Date (or, in the case of the first such Interest Accrual Period, commencing on the Closing Date) and ending on the day immediately preceding such Distribution Date. The Floating-Rate Certificates will initially settle flat. For the Fixed-Rate Certificates: For any Distribution Date will be the calendar month preceding the month of such Distribution Date based on a 360-day year consisting of twelve 30-day months. The Fixed-Rate Certificates have a 24-day delay.
Administrative Fees:	The Servicing Fee calculated at the Servicing Fee Rate of 0.500% per annum, and the Trustee Fee calculated at the Trustee Fee Rate of [0.0014]% per annum. The Servicing Fee will be paid monthly on the stated principal balance of each Mortgage Loan and the Trustee Fee will be paid monthly on the stated principal balance of the Mortgage Loans.
Expense Adjusted Net Mortgage Rates:	The per annum rate equal to the weighted average of the mortgage rate of each Mortgage Loan minus (a) the Trustee Fee Rate and (b) the Servicing Fee Rate.
Adjusted Net Maximum Mortgage Rates:	The per annum rate equal to the weighted average of the maximum mortgage rate of each Mortgage Loan (or the mortgage rate for each fixed-rate mortgages loan) minus (a) the Trustee Fee Rate and (b) the Servicing Fee Rate.

Transaction Overview (Cont.)

Optional Termination: The Master Servicer, at its option, may purchase all of the Mortgage Loans and REO properties and retire the Certificates on or after the Optional Termination Date. If the Master Servicer fails to exercise its option, the NIMs Insurer, if any, may exercise that option.

Optional Termination Date: The first Distribution Date on which the aggregate principal balance of the Mortgage Loans, after giving effect to distributions to be made on that Distribution Date, is less than 10% of the aggregate principal balance of the Mortgage Loans as of the Cut-Off Date.

Monthly Master Servicer Advances: The Master Servicer is required to advance delinquent payments of principal and interest on the Mortgage Loans (net of the Servicing Fee) to the extent such amounts are deemed recoverable from future payments on the Mortgage Loans. The Master Servicer is entitled to be reimbursed for these advances, and therefore these advances are not a form of credit enhancement. The Master Servicer will *NOT* be obligated to compensate Certificateholders for any interest shortfalls resulting from the application of the Soldiers, and Sailors, Civil Relief Act of 1940.

Credit Enhancement:
1) Net Monthly Excess Cashflow
2) Overcollateralization ("OC")
3) Subordination

Overcollateralization Target Amount: With respect to any Distribution Date, (i) prior to the Stepdown Date, an amount equal to approximately 2.75% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date, (ii) on or after the Stepdown Date provided a Trigger Event is not in effect, the greater of (x) 5.50% of the then current aggregate outstanding principal balance of the Mortgage Loans as of the last day of the related Due Period after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period) and (y) approximately $7,500,003 or (iii) on or after the Stepdown Date and if a Trigger Event is in effect, the Overcollateralization Target Amount for the immediately preceding Distribution Date.

Stepdown Date: The earlier to occur of (i) the first Distribution Date on which the aggregate Certificate Principal Balance of the Class A Certificates has been reduced to zero and (ii) the later to occur of (A) the Distribution Date in November 2006 and (B) the date that the Credit Enhancement Percentage (calculated for this purpose only after taking into account distributions of principal on the Mortgage Loans, but prior to any distributions of the Principal Distribution Amount to the holders of the Certificates then entitled to distributions of principal on such Distribution Date) is greater than or equal to 39.00%.

Transaction Overview (Cont.)

Credit Enhancement Percentage:

The Credit Enhancement Percentage for the Class A Certificates and any Distribution Date is the percentage obtained by dividing (x) the aggregate Certificate Principal Balance of the Class M Certificates and the OC by (y) the aggregate principal balance of the Mortgage Loans, calculated after taking into account distributions of principal on the Mortgage Loans and distribution of the Principal Distribution Amount to the holders of the Certificates then entitled to distributions of principal on such Distribution Date.

Class	(S&P /Moody's / Fitch)	Initial CE%	CE% On/After Stepdown Date
A	AAA / Aaa / AAA	19.50%	39.00%
M-1	AA / Aa2 / AA	13.25%	26.50%
M-2	A / A2 / A	8.25%	16.50%
M-3	A- / A3 / A-	6.50%	13.00%
M-4	BBB+ / Baa1 / BBB+	5.25%	10.50%
M-5	BBB / Baa2 / BBB	4.00%	8.00%
M-6	BBB- / Baa3 / BBB-	2.75%	5.50%

Net WAC Rate Cap:

Class A Certificates:
The rate per annum equal to the weighted average of the Expense Adjusted Net Mortgage Rates of the Group I Mortgage Loans in the case of the Class AV-1 Certificates (subject to adjustment based on the actual number of days elapsed in the related Interest Accrual Period), the weighted average of the Expense Adjusted Net Mortgage Rates of the Group II Mortgage Loans in the case of the Class AV-2 Certificates (subject to adjustment based on the actual number of days elapsed in the related Interest Accrual Period) and the Expense Adjusted Net Mortgage Rates of the Group III Mortgage Loans in the case of the Class AF Certificates (subject to adjustment based on the actual number of days elapsed in the related Interest Accrual Period for the Class AF-1 Certificates only).

Class M Certificates:
The per annum rate equal to the weighted average of the Expense Adjusted Net Mortgage Rates of the Group I Mortgage Loans, the Group II Mortgage Loans and the Group III Mortgage Loans, weighted in proportion to the results of subtracting from the aggregate principal balance of each loan group the current principal amount of the related Class A Certificates, subject to adjustment based on the actual number of days elapsed in the related Interest Accrual Period (except for the Class MF-6 Certificates).

Transaction Overview (Cont.)

Maximum Cap Rate:

Class AV Certificates: The rate per annum equal to the weighted average of the Adjusted Net Maximum Mortgage Rates of the Group I Mortgage Loans in the case of the Class AV-1 Certificates (subject to adjustment based on the actual number of days elapsed in the related Interest Accrual Period), and the weighted average of the Adjusted Net Maximum Mortgage Rates of the Group II Mortgage Loans in the case of the Class AV-2 Certificates (subject to adjustment based on the actual number of days elapsed in the related Interest Accrual Period), plus the excess of the maximum rate set forth in the related Cap Contract minus the strike rate in such related Cap Contract.

Class MV Certificates: The per annum rate equal to the weighted average of the Adjusted Net Maximum Mortgage Rates of the Group I Mortgage Loans, the Group II Mortgage Loans and the Group III Mortgage Loans, weighted in proportion to the results of subtracting from the aggregate principal balance of each loan group the current principal amount of the related Class A Certificates (subject to adjustment based on the actual number of days elapsed in the related Interest Accrual Period), plus the excess of the maximum rate set forth in the related Cap Contract minus the strike rate in such related Cap Contract.

Net WAC Rate Carryover Amount:

If on any Distribution Date, the Pass-Through Rate for a class of Offered Certificates is based on the related Net WAC Rate Cap, (i) the excess of (a) the amount of interest such class would have accrued for such Distribution Date had the applicable Pass-Through Rate not been subject to the Net WAC Rate Cap, over (b) the amount of interest such class of Certificates accrued for such Distribution Date based on the Net WAC Rate Cap, together with the unpaid portion of any such amounts from the prior Distribution Date (ii) and accrued interest thereon at the then applicable Pass-Through Rate, without giving effect to the Net WAC Rate Cap. The ratings on each class of Certificates do not address the likelihood of the payment of any Net WAC Rate Carryover Amount.

Basis Risk Shortfall:

Because each Mortgage Loan has a mortgage rate that is either fixed or adjustable and each adjustable-rate Mortgage Loan will adjust based on six-month LIBOR after an initial period of two or three years following the date of origination and the Pass-Through Rates on the Class Floating Rate Certificates are based on one-month LIBOR, the application of the related Net WAC Rate Cap could result in shortfalls of interest otherwise payable on those Certificates in certain periods. This may also occur if six-month LIBOR and one-month LIBOR rise quickly since the Mortgage Loan adjustments are constrained by certain interim caps. If basis risk interest shortfalls occur, they will be carried forward (a "Net WAC Rate Carryover Amount") and will be paid from Net Monthly Excess Cashflow on a subordinated basis on the same Distribution Date or in any subsequent period.

Both the Offered and Non-Offered Certificates will benefit from one or more interest rate caps pledged to the trust to mitigate their Basis Risk Shortfalls. The notional schedule for the interest rate caps are available at the end of the term sheet.

Transaction Overview (Cont.)

Offered Certificates Interest Rate Cap: Beginning on the second Distribution Date, and for a period of 45 months thereafter, an Interest Rate Cap will be pledged to the Trust for the benefit of the AV-2 Certificates.

Beginning on the second Distribution Date, and for a period of 98 months thereafter, an Interest Rate Cap will be pledged to the Trust for the benefit of the MV Certificates.

See attached Interest Rate Cap Schedule for details.

Interest Carry Forward Amount: For each class of Offered Certificates, on any Distribution Date, the sum of (i) the excess of (a) the accrued certificate interest for such class with respect to the prior Distribution Date (excluding any Net WAC Rate Carryover Amount with respect to such class), plus any unpaid Interest Carry Forward Amount from the prior Distribution Date, over (b) the amount actually distributed to such class with respect to interest on such prior Distribution Date and (ii) interest on such excess at the Pass-Through Rate for such class.

Allocation of Losses: Any Realized Losses on the Mortgage Loans will be allocated on any Distribution Date, first, to Net Monthly Excess Cashflow, second, to the Class CE Certificates, third, to the Class MV-6 Certificates and Class MF-6 Certificates *pro rata*, fourth, to the Class M-5 Certificates, fifth, to the Class M-4 Certificates, sixth, to the Class M-3 Certificates, seventh, to the Class M-2 Certificates and eighth, to the Class M-1 Certificates. There will be no allocation of Realized Losses on the Mortgage Loans to the Class A Certificates or the Class P Certificates. Investors in the Class A Certificates should note, however, that although Realized Losses cannot be allocated to such Certificates, under certain loss scenarios there may not be enough principal and interest on the Mortgage Loans to distribute to the holders of the Class A Certificates all principal and interest amounts to which they are then entitled. Once Realized Losses are allocated to the Class M Certificates, such amounts with respect to such Certificates will no longer accrue interest. However, the amount of any Realized Losses allocated to the Class M Certificates may be distributed to the holders of those certificates from Net Monthly Excess Cashflow, sequentially, to the Class M Certificates in reverse numerical order.

Available Funds: For any Distribution Date, the sum, net of amounts reimbursable therefrom to the Master Servicer or the Trustee, of (i) the aggregate amount of scheduled monthly payments on the Mortgage Loans due during the related Due Period and received on or prior to the related Determination Date; (ii) unscheduled payments in respect of the Mortgage Loans (including prepayments, insurance proceeds, liquidation proceeds and proceeds from repurchases of and substitutions for the Mortgage Loans occurring during the related Prepayment Period or proceeds from the repurchase of the Mortgage Loans due to the Optional Termination of the Trust); (iii) all Master Servicer Advances with respect to the Mortgage Loans received for such Distribution Date; and (iv) all compensating interest paid by the Master Servicer in respect of prepayment interest shortfalls for the related period.

Lockout Certificate Percentage: For the Class AF-6 Certificates and any Distribution Date, will be calculated to be the percentage equal to the Certificate Principal Balance of the Class AF-6 Certificates immediately prior to such Distribution Date divided by the aggregate Certificate Principal Balances of the Class AF Certificates immediately prior to such Distribution Date.

Transaction Overview (Cont.)

Lockout Distribution Percentage:

For the Class AF-6 Certificates and any Distribution Date, the indicated percentage of the Lockout Certificate Percentage for such Distribution Date.

Distribution Date Occurring In	Percentage
November 2003 -- October 2006	0%
November 2006 -- October 2008	45%
November 2008 -- October 2009	80%
November 2009 -- October 2010	100%
November 2010 -- thereafter	300%

Class A Principal Distribution Amount:

Until the Stepdown Date, or if a Trigger Event is in effect, each of the Class A Certificates will receive the principal collected on the related Mortgage Loans plus any Net Monthly Excess Cashflow required to maintain the Overcollateralization Target Amount until the aggregate Certificate Principal Balance of the Class A Certificates has been reduced to zero. After the Stepdown Date, if no Trigger Event is in effect, principal paid on the Class A Certificates will be an amount such that each of the Class A Certificates will maintain a 39.00% Credit Enhancement Percentage (based on 2x the original Class A Credit Enhancement Percentage).

With respect to the Class AF Certificates, all principal distributions of the Principal Distribution Amount and the Class AF Principal Distribution Amount will be distributed first, to the holders of the Class AF-6 Certificates, the Lockout Distribution Percentage of the Principal Distribution Amount or Class AF Principal Distribution Amount, as applicable, until the Certificate Principal Balance of the Class AF-6 Certificates has been reduced to zero, second, to the holders of the Class AF-1 Certificates, until the Certificate Principal Balance of the Class AF-1 Certificates has been reduced to zero, third, to the holders of the Class AF-2 Certificates, until the Certificate Principal Balance of the Class AF-2 Certificates has been reduced to zero, fourth, to the holders of the Class AF-3 Certificates, until the Certificate Principal Balance of the Class AF-3 Certificates has been reduced to zero, fifth, to the holders of the Class AF-4 Certificates, until the Certificate Principal Balance of the Class AF-4 Certificates has been reduced to zero, sixth, to the holders of the Class AF-5 Certificates, until the Certificate Principal Balance of the Class AF-5 Certificates has been reduced to zero and seventh to the holders of the Class AF-6 Certificates, until the Certificate Principal Balance of the Class AF-6 Certificates has been reduced to zero.

Notwithstanding the foregoing, if the Certificate Principal Balance of any class of Class A Certificates is reduced to zero, then the remaining amount of principal distributions distributable to the holders of the Class A Certificates on such Distribution Date, and the amount of principal distributions distributable to the holders of the Class A Certificates on subsequent Distribution Dates, will be distributed to the holders of the class of Class A Certificates remaining outstanding, until the Certificate Principal Balance of such class of Class A Certificates remaining outstanding has been reduced to zero.

Transaction Overview (Cont.)

Class M Principal Distribution Amount:

The Class M Certificates will not receive any principal payments until the Stepdown Date. On or after the Stepdown Date (if no Trigger Event occurs), principal will be paid on the Class M Certificates, first to the Class M-1 Certificates until it reaches a 26.50% Credit Enhancement Percentage (based on 2x the Class M-1 Initial Credit Enhancement Percentage), then to the Class M-2 Certificates until it reaches a 16.50% Credit Enhancement Percentage (based on 2x the Class M-2 Initial Credit Enhancement Percentage), then to the Class M-3 Certificates until it reaches a 13.00% Credit Enhancement Percentage (based on 2x the Class M-3 Initial Credit Enhancement Percentage), then to the Class M-4 Certificates until it reaches a 10.50% Credit Enhancement Percentage (based on 2x the Class M-4 Initial Credit Enhancement Percentage), then to the Class M-5 Certificates until it reaches a 8.00% Credit Enhancement Percentage (based on 2x the Class M-5 Initial Credit Enhancement Percentage) and then to the Class M-6 Certificates until it reaches a 5.50% Credit Enhancement Percentage (based on 2x the Class M-6 Initial Credit Enhancement Percentage). If a Trigger Event occurs, principal payments will be paid sequentially first to the Class A Certificates and then to the Class M Certificates in their order of seniority until the Certificate Principal Balance of each such class is reduced to zero.

All principal distributions to the Class M-6 Certificates will be distributed pro rata to the Class MV-6 and the Class MF-6 Certificates.

Coupon Step-up:

After the Optional Termination Date, if the Master Servicer (or NIMs Insurer, if any) fails to exercise its right to terminate the Trust, the coupons on any then outstanding Certificates will increase according to the following:

Class	After Optional Termination
AV-1	2 * Margin
AV-2	2 * Margin
AF-4	Coupon + [0.50]%
AF-5	Coupon + [0.50]%
AF-6	Coupon + [0.50]%
M-1, M-2, M-3, M-4, M-5, MV-6	1.5 * Margin
MF-6	Coupon + [0.50]%

Trigger Event:

If either the Delinquency Trigger Event or Cumulative Loss Test is violated.

Delinquency Trigger Event:

With respect to a Distribution Date on or after the Stepdown Date, a Delinquency Trigger Event exists if the quotient (expressed as a percentage) of (x) the principal balance of mortgage loans 60 days Delinquent or more (including mortgage loans in bankruptcy, foreclosure or REO) and (y) the principal balance of the mortgage loans, as of the last day of the related Due Period, exceeds 41.00% of the prior period's Credit Enhancement Percentage

Transaction Overview (Cont.)

Cumulative Loss Test: The aggregate amount of realized losses incurred since the Cut-off Date through the last day of the related Due Period divided by the aggregate principal balance of the Mortgage Loans as of the Cut-off Date exceeds the approximate applicable percentages set forth below with respect to such Distribution Date:

Distribution Date Occurring in	Percentage
November 2006 through October 2007	2.75%
November 2007 through October 2008	4.75%
November 2008 through October 2009	6.00%
November 2009 through October 2010	6.75%
November 2010 and thereafter	7.00%

Payment Priority: On each Distribution Date, Available Funds from the Mortgage Loans will be distributed as follows:

1. To pay interest on the Class A Certificates *pro rata*, including any accrued unpaid interest from a prior Distribution Date and then to pay interest excluding any accrued unpaid interest from prior Distribution Dates to the Class M Certificates, sequentially.
2. To pay principal on the Class A and Class M Certificates, in accordance with the principal payment provisions described above.
3. From Net Monthly Excess Cashflow, if any, to the Certificates then entitled to receive distributions in respect of principal in order to reduce the Certificate Principal Balance of the Certificates to the extent necessary to maintain the required Overcollateralization Target Amount.
4. From Net Monthly Excess Cashflow, if any, to pay Interest Carry Forward Amounts to Class M Certificates.
5. From Net Monthly Excess Cashflow, if any, to pay any Allocated Realized Loss Amounts to the Class M Certificates.
6. From Net Monthly Excess Cashflow, if any, to pay the Net WAC Rate Carryover Amount on the Class A and Class M Certificates in the same order of priority as described in 1 above, after taking into account any amounts received under the interest rate cap (See attached Schedule).
7. To pay any remaining amount to the Class CE and Class R Certificates in accordance with the Pooling and Servicing Agreement.

Source for Calculation of One-Month LIBOR: Telerate page 3750.

ERISA: Subject to the considerations in the prospectus supplement, the Offered Certificates are expected to be ERISA eligible as of the Closing Date. However, investors should consult with their counsel with respect to the consequences under ERISA and the Internal Revenue Code of an ERISA Plan's acquisition and ownership of such Certificates.

SMMEA: The Class A and Class M-1 Certificates are expected to constitute "mortgage related securities" for the purposes of the Secondary Mortgage Market Enhancement Act of 1984 ("SMMEA"). Other classes will not be SMMEA eligible.

Taxation – REMIC: The Trust will be established as one or more REMICs for federal income tax purposes.

Transaction Overview (Cont.)

Ratings:

Class	Ratings (S&P / Moody's / Fitch)
A	AAA / Aaa / AAA
M-1	AA / Aa2 / AA
M-2	A / A2 / A
M-3	A- / A3 / A-
M-4	BBB+ / Baa1 / BBB+
M-5	BBB / Baa2 / BBB
M-6	BBB- / Baa3 / BBB-

Form of Registration: Book-entry form through DTC, Clearstream and Euroclear.

Minimum Denominations: $25,000 and integral multiples of $1 in excess thereof.

DESCRIPTION OF THE TOTAL COLLATERAL

Collateral Summary

Statistics for the adjustable-rate and fixed-rate mortgage loans listed below are based on the Cut-off Date.

	Summary Statistics		Range (if applicable)
Number of Mortgage Loans:	7,871		
Aggregate Current Principal Balance:	$1,500,000,596		
Average Current Principal Balance:	$190,573		$59,800 – $749,379
Aggregate Original Principal Balance:	$1,501,432,632		
Average Original Principal Balance:	$190,755		$60,000 – $750,000
Fully Amortizing Mortgage Loans:	100.00%		
1st Lien:	100.00%		
Wtd. Avg. Gross Coupon:	6.878%		3.600% – 12.350%
Wtd. Avg. Original Term (months):	356		180 – 360
Wtd. Avg. Remaining Term (months):	354		177 – 360
Margin (ARM Loans Only):	6.338%		4.500% – 7.125%
Maximum Interest Rate (ARM Loans Only):	13.203%		10.450% – 18.350%
Minimum Interest Rate (ARM Loans Only):	7.203%		4.450% – 12.350%
Wtd. Avg. Original LTV:	81.86%		12.60% – 95.00%
Wtd. Avg. Borrower FICO:	633		500 – 828
Geographic Distribution (Top 5):	CA	40.14%	
	FL	8.78%	
	NY	7.36%	
	IL	6.92%	
	AZ	3.27%	

DESCRIPTION OF THE TOTAL COLLATERAL

Collateral Type

Collateral Type	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Fixed Rate	3,209	$641,035,119.28	42.74%
2 year Fixed/Adjustable Rate	3,871	708,313,953.82	47.22
3 year Fixed/Adjustable Rate	791	150,651,522.85	10.04
Total:	**7,871**	**$1,500,000,595.95**	**100.00%**

Principal Balance at Origination

Range of Principal Balances at Origination ($)	Number of Mortgage Loans	Aggregate Original Principal Balance	% of Aggregate Original Principal Balance
50,000.01 - 100,000.00	1,550	$124,710,474.00	8.31%
100,000.01 - 150,000.00	1,905	237,423,752.00	15.81
150,000.01 - 200,000.00	1,509	262,366,783.00	17.47
200,000.01 - 250,000.00	1,016	228,581,794.00	15.22
250,000.01 - 300,000.00	715	196,096,360.00	13.06
300,000.01 - 350,000.00	484	156,319,251.00	10.41
350,000.01 - 400,000.00	321	120,357,118.00	8.02
400,000.01 - 450,000.00	158	67,157,248.00	4.47
450,000.01 - 500,000.00	167	80,760,752.00	5.38
500,000.01 - 550,000.00	14	7,473,700.00	0.50
550,000.01 - 600,000.00	17	9,894,400.00	0.66
600,000.01 - 650,000.00	5	3,165,000.00	0.21
650,000.01 - 700,000.00	3	2,022,500.00	0.13
700,000.01 - 750,000.00	7	5,103,500.00	0.34
Total:	**7,871**	**$1,501,432,632.00**	**100.00%**

DESCRIPTION OF THE TOTAL COLLATERAL

Remaining Principal Balance

Range of Remaining Principal Balances ($)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
50,000.01 - 100,000.00	1,551	$124,700,834.96	8.31%
100,000.01 - 150,000.00	1,910	238,013,022.08	15.87
150,000.01 - 200,000.00	1,503	261,218,327.02	17.41
200,000.01 - 250,000.00	1,017	228,613,968.33	15.24
250,000.01 - 300,000.00	721	197,755,432.53	13.18
300,000.01 - 350,000.00	477	154,059,093.88	10.27
350,000.01 - 400,000.00	321	120,239,825.02	8.02
400,000.01 - 450,000.00	158	67,091,387.05	4.47
450,000.01 - 500,000.00	167	80,678,090.33	5.38
500,000.01 - 550,000.00	14	7,466,541.22	0.50
550,000.01 - 600,000.00	17	9,884,158.13	0.66
600,000.01 - 650,000.00	5	3,161,762.31	0.21
650,000.01 - 700,000.00	3	2,020,469.73	0.13
700,000.01 - 750,000.00	7	5,097,683.36	0.34
Total:	**7,871**	**$1,500,000,595.95**	**100.00%**

Remaining Term

Range of Months Remaining	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
121 - 180	176	$24,427,379.31	1.63%
181 - 240	112	19,356,725.13	1.29
301 - 360	7,583	1,456,216,491.51	97.08
Total:	**7,871**	**$1,500,000,595.95**	**100.00%**

DESCRIPTION OF THE TOTAL COLLATERAL

Mortgage Rate %

Range of Mortgage Rates (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
3.500 - 3.999	1	$74,584.47	0.00%
4.000 - 4.499	1	475,367.46	0.03
4.500 - 4.999	17	4,083,019.96	0.27
5.000 - 5.499	413	101,908,100.16	6.79
5.500 - 5.999	1,085	260,989,383.54	17.40
6.000 - 6.499	967	211,142,453.07	14.08
6.500 - 6.999	1,508	302,626,070.68	20.18
7.000 - 7.499	1,043	190,930,277.52	12.73
7.500 - 7.999	1,184	198,373,874.64	13.22
8.000 - 8.499	751	111,805,288.43	7.45
8.500 - 8.999	508	70,528,945.59	4.70
9.000 - 9.499	225	25,679,025.50	1.71
9.500 - 9.999	95	11,834,446.86	0.79
10.000 - 10.499	33	3,840,255.94	0.26
10.500 - 10.999	21	2,730,243.62	0.18
11.000 - 11.499	13	2,337,079.14	0.16
11.500 - 11.999	4	447,436.39	0.03
12.000 - 12.499	2	194,742.98	0.01
Total:	**7,871**	**$1,500,000,595.95**	**100.00%**

DESCRIPTION OF THE TOTAL COLLATERAL

Original Loan-to-Value Ratio

Range of Original Loan-to-Value Ratios (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
30.00 or less	34	$4,746,966.95	0.32%
30.01 - 35.00	19	2,529,855.75	0.17
35.01 - 40.00	32	4,591,328.51	0.31
40.01 - 45.00	54	10,779,368.15	0.72
45.01 - 50.00	112	20,737,498.04	1.38
50.01 - 55.00	134	25,749,707.63	1.72
55.01 - 60.00	213	41,498,195.47	2.77
60.01 - 65.00	339	69,045,596.00	4.60
65.01 - 70.00	370	73,776,983.46	4.92
70.01 - 75.00	617	121,485,429.31	8.10
75.01 - 80.00	1,282	262,280,757.07	17.49
80.01 - 85.00	952	170,113,689.24	11.34
85.01 - 90.00	2,056	368,435,750.35	24.56
90.01 - 95.00	1,657	324,229,470.02	21.62
Total:	**7,871**	**$1,500,000,595.95**	**100.00%**

FICO Score at Origination

Range of FICO Scores	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
500 - 519	205	$34,452,493.42	2.30%
520 - 539	410	65,647,805.18	4.38
540 - 559	570	93,326,142.62	6.22
560 - 579	673	114,058,718.26	7.60
580 - 599	717	126,549,703.14	8.44
600 - 619	1,180	212,025,718.27	14.14
620 - 639	1,128	219,646,721.58	14.64
640 - 659	848	169,429,936.04	11.30
660 - 679	601	125,828,047.15	8.39
680 - 699	523	109,631,723.82	7.31
700 - 719	373	82,625,104.26	5.51
720 - 739	222	51,152,468.82	3.41
740 - 759	179	39,482,662.85	2.63
760 - 779	154	36,786,940.82	2.45
780 - 799	74	16,842,242.56	1.12
800 - 819	13	2,371,028.91	0.16
820 - 839	1	143,138.25	0.01
Total:	**7,871**	**$1,500,000,595.95**	**100.00%**

DESCRIPTION OF THE TOTAL COLLATERAL

Geographic Distribution

State	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
California	2,384	$602,073,207.54	40.14%
Florida	902	131,694,859.68	8.78
New York	414	110,328,177.75	7.36
Illinois	583	103,772,708.90	6.92
Arizona	377	49,026,809.37	3.27
New Jersey	194	39,380,800.41	2.63
Massachusetts	172	38,649,688.27	2.58
Texas	272	37,244,091.25	2.48
Colorado	153	31,576,347.47	2.11
Minnesota	192	31,295,339.99	2.09
Washington	158	30,345,642.39	2.02
Ohio	279	28,296,082.95	1.89
Other	1,791	266,316,839.98	17.75
Total:	**7,871**	**$1,500,000,595.95**	**100.00%**

Occupancy Status[1]

Occupancy Status	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Owner Occupied	7,225	$1,410,962,486.02	94.06%
Non-Owner Occupied	594	77,700,903.61	5.18
Second Home	52	11,337,206.32	0.76
Total:	**7,871**	**$1,500,000,595.95**	**100.00%**

(1) Based on mortgagor representation at origination

Documentation Type

Program	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Full Documentation	5,460	$1,017,520,455.78	67.83%
Stated Documentation	2,127	424,049,177.56	28.27
Limited Documentation	284	58,430,962.61	3.90
Total:	**7,871**	**$1,500,000,595.95**	**100.00%**

DESCRIPTION OF THE TOTAL COLLATERAL

Loan Purpose

Purpose	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Cashout Refinance[1]	3,892	$736,817,167.45	49.12%
Rate/Term Refinance[2]	2,187	436,156,130.81	29.08
Purchase	1,792	327,027,297.69	21.80
Total:	**7,871**	**$1,500,000,595.95**	**100.00%**

(1) Cash proceeds to the borrower exclusive of Debt Consolidation payments exceed 3% of the original Principal Balance of the related mortgage loan. Also includes all home equity loans originated in Texas with any cash proceeds.

(2) Cash proceeds to the borrower exclusive of Debt Consolidation payments are 3% or less of the original Principal Balance of the related mortgage loan. Excludes home equity loans originated in Texas with any cash proceeds.

Credit Grade

Credit Grade[1]	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
I	5,672	$1,089,556,250.73	72.64%
II	548	99,838,860.41	6.66
III	561	92,623,087.72	6.17
IV	383	66,766,360.76	4.45
V	185	29,805,161.92	1.99
VI	44	6,700,825.65	0.45
A	378	88,355,673.38	5.89
A-	22	5,045,616.65	0.34
B	17	3,571,997.86	0.24
C	17	3,633,746.41	0.24
C-	44	14,103,014.46	0.94
Total:	**7,871**	**$1,500,000,595.95**	**100.00%**

(1) Letters correspond to risk categories of Olympus Mortgage Company and roman numerals correspond to risk categories of Argent Mortgage Company LLC.

DESCRIPTION OF THE TOTAL COLLATERAL

Property Type

Property Type	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Single Family Residence	6,217	$1,178,096,159.82	78.54%
PUD	527	114,982,950.24	7.67
2-4 Family Residence	520	105,966,419.74	7.06
Condominium	521	89,524,754.53	5.97
Manufactured/Mobile Home	58	6,668,890.93	0.44
PUD Attached	27	4,629,512.92	0.31
Single Family Attached	1	131,907.77	0.01
Total:	**7,871**	**$1,500,000,595.95**	**100.00%**

Prepayment Charge Term at Origination

Prepayment Charges Term at Origination (months)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
0	1,879	$339,592,362.94	22.64%
12	430	103,019,702.84	6.87
24	2,563	458,293,176.65	30.55
36	2,999	599,095,353.52	39.94
Total:	**7,871**	**$1,500,000,595.95**	**100.00%**

Conforming Balance

Conforming Balance Status	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Non-Conforming Balance	841	$341,890,764.95	22.79%
Conforming Balance	7,030	1,158,109,831.00	77.21
Total:	**7,871**	**$1,500,000,595.95**	**100.00%**

DESCRIPTION OF THE GROUP I COLLATERAL

Collateral Summary

Statistics for the adjustable-rate and fixed-rate mortgage loans listed below are based on the Cut-off Date.

	Summary Statistics		Range (if applicable)
Number of Mortgage Loans:	6,123		
Aggregate Current Principal Balance:	$1,026,037,610		
Average Current Principal Balance:	$167,571		$59,812 – $499,463
Aggregate Original Principal Balance:	$1,026,988,227		
Average Original Principal Balance:	$167,726		$60,000 – $500,000
Fully Amortizing Mortgage Loans:	100.00%		
1st Lien:	100.00%		
Wtd. Avg. Gross Coupon:	7.033%		3.600% – 12.350%
Wtd. Avg. Original Term (months):	356		180 – 360
Wtd. Avg. Remaining Term (months):	355		177 – 360
Margin (ARM Loans Only):	6.349%		4.500% – 7.125%
Maximum Interest Rate (ARM Loans Only):	13.279%		10.500% – 18.350%
Minimum Interest Rate (ARM Loans Only):	7.279%		4.500% – 12.350%
Wtd. Avg. Original LTV:	82.68%		12.60% – 95.00%
Wtd. Avg. Borrower FICO:	627		500 - 828
Geographic Distribution (Top 5):	CA	33.42%	
	FL	9.58%	
	IL	8.73%	
	NY	6.82%	
	AZ	3.37%	

DESCRIPTION OF THE GROUP I COLLATERAL

Collateral Type

Collateral Type	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Fixed Rate	2,074	$358,754,080.97	34.97%
2 year Fixed/Adjustable Rate	3,353	545,447,596.81	53.16
3 year Fixed/Adjustable Rate	696	121,835,932.27	11.87
Total:	**6,123**	**$1,026,037,610.05**	**100.00%**

Principal Balance at Origination

Range of Principal Balances at Origination ($)	Number of Mortgage Loans	Aggregate Original Principal Balance	% of Aggregate Original Principal Balance
50,000.01 - 100,000.00	1,219	$98,591,813.00	9.60%
100,000.01 - 150,000.00	1,676	209,172,225.00	20.37
150,000.01 - 200,000.00	1,373	238,937,609.00	23.27
200,000.01 - 250,000.00	911	204,884,393.00	19.95
250,000.01 - 300,000.00	641	175,663,410.00	17.10
300,000.01 - 350,000.00	247	77,362,970.00	7.53
350,000.01 - 400,000.00	37	13,989,397.00	1.36
400,000.01 - 450,000.00	11	4,583,800.00	0.45
450,000.01 - 500,000.00	8	3,802,610.00	0.37
Total:	**6,123**	**$1,026,988,227.00**	**100.00%**

Remaining Principal Balance

Range of Remaining Principal Balances ($)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
50,000.01 - 100,000.00	1,220	$98,609,918.23	9.61%
100,000.01 - 150,000.00	1,681	209,790,976.28	20.45
150,000.01 - 200,000.00	1,367	237,814,735.69	23.18
200,000.01 - 250,000.00	912	204,939,595.40	19.97
250,000.01 - 300,000.00	646	177,043,680.41	17.26
300,000.01 - 350,000.00	241	75,483,569.44	7.36
350,000.01 - 400,000.00	37	13,976,085.28	1.36
400,000.01 - 450,000.00	11	4,579,477.06	0.45
450,000.01 - 500,000.00	8	3,799,572.26	0.37
Total:	**6,123**	**$1,026,037,610.05**	**100.00%**

DESCRIPTION OF THE GROUP I COLLATERAL

Remaining Term

Range of Months Remaining	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
121 - 180	113	$14,879,244.24	1.45%
181 - 240	74	12,195,627.80	1.19
301 - 360	5,936	998,962,738.01	97.36
Total:	**6,123**	**$1,026,037,610.05**	**100.00%**

Mortgage Rate %

Range of Mortgage Rates (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
3.500 - 3.999	1	$74,584.47	0.01%
4.500 - 4.999	10	2,489,632.57	0.24
5.000 - 5.499	256	53,285,194.58	5.19
5.500 - 5.999	691	138,779,042.10	13.53
6.000 - 6.499	700	131,758,592.33	12.84
6.500 - 6.999	1,190	211,116,108.50	20.58
7.000 - 7.499	837	140,495,804.15	13.69
7.500 - 7.999	1,006	157,947,726.71	15.39
8.000 - 8.499	652	91,313,880.78	8.90
8.500 - 8.999	448	61,326,194.45	5.98
9.000 - 9.499	194	21,070,434.44	2.05
9.500 - 9.999	79	9,117,568.26	0.89
10.000 - 10.499	26	3,017,754.01	0.29
10.500 - 10.999	17	2,098,788.30	0.20
11.000 - 11.499	11	1,589,073.36	0.15
11.500 - 11.999	3	362,488.06	0.04
12.000 - 12.499	2	194,742.98	0.02
Total:	**6,123**	**$1,026,037,610.05**	**100.00%**

DESCRIPTION OF THE GROUP I COLLATERAL

Gross Margin % - Adjustable Rate Loans Only

Range of Gross Margins (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
4.500 - 4.749	195	$31,965,775.51	4.79%
4.750 - 4.999	3	423,407.79	0.06
5.000 - 5.249	2	355,176.13	0.05
5.250 - 5.499	1	283,719.96	0.04
5.500 - 5.749	183	37,544,452.85	5.63
5.750 - 5.999	2	394,420.92	0.06
6.000 - 6.249	3	399,883.16	0.06
6.250 - 6.499	18	2,454,679.68	0.37
6.500 - 6.749	3,613	588,519,386.78	88.20
6.750 - 6.999	3	382,489.11	0.06
7.000 - 7.249	26	4,560,137.19	0.68
Total:	**4,049**	**$667,283,529.08**	**100.00%**

Next Rate Adjustment Date - Adjustable Rate Loans Only

Month/Year Of Next Rate Adjustment Date	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Apr-05	2	$322,856.07	0.05%
May-05	2	453,460.42	0.07
Jun-05	21	3,562,570.32	0.53
Jul-05	26	4,181,190.35	0.63
Aug-05	248	45,592,972.47	6.83
Sep-05	2,924	473,366,447.18	70.94
Oct-05	130	17,968,100.00	2.69
Jul-06	4	820,083.40	0.12
Aug-06	17	3,317,449.95	0.50
Sep-06	631	110,171,413.92	16.51
Oct-06	44	7,526,985.00	1.13
Total:	**4,049**	**$667,283,529.08**	**100.00%**

DESCRIPTION OF THE GROUP I COLLATERAL

Maximum Rate % - Adjustable Rate Loans Only

Range of Maximum Mortgage Rates (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
10.500 - 10.999	10	$2,489,632.57	0.37%
11.000 - 11.499	47	8,707,076.10	1.30
11.500 - 11.999	230	47,140,213.95	7.06
12.000 - 12.499	421	79,041,244.20	11.85
12.500 - 12.999	853	152,327,137.24	22.83
13.000 - 13.499	636	108,218,090.07	16.22
13.500 - 13.999	738	117,401,160.44	17.59
14.000 - 14.499	508	72,610,999.44	10.88
14.500 - 14.999	353	49,673,964.79	7.44
15.000 - 15.499	144	16,388,600.14	2.46
15.500 - 15.999	60	7,021,425.86	1.05
16.000 - 16.499	17	2,096,460.74	0.31
16.500 - 16.999	16	2,021,219.14	0.30
17.000 - 17.499	11	1,589,073.36	0.24
17.500 - 17.999	3	362,488.06	0.05
18.000 - 18.499	2	194,742.98	0.03
Total:	**4,049**	**$667,283,529.08**	**100.00%**

Minimum Rate % - Adjustable Rate Loans Only

Range of Minimum Mortgage Rates (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
4.500 - 4.999	10	$2,489,632.57	0.37%
5.000 - 5.499	47	8,707,076.10	1.30
5.500 - 5.999	230	47,140,213.95	7.06
6.000 - 6.499	421	79,041,244.20	11.85
6.500 - 6.999	853	152,327,137.24	22.83
7.000 - 7.499	636	108,218,090.07	16.22
7.500 - 7.999	738	117,401,160.44	17.59
8.000 - 8.499	508	72,610,999.44	10.88
8.500 - 8.999	353	49,673,964.79	7.44
9.000 - 9.499	144	16,388,600.14	2.46
9.500 - 9.999	60	7,021,425.86	1.05
10.000 - 10.499	17	2,096,460.74	0.31
10.500 - 10.999	16	2,021,219.14	0.30
11.000 - 11.499	11	1,589,073.36	0.24
11.500 - 11.999	3	362,488.06	0.05
12.000 - 12.499	2	194,742.98	0.03
Total:	**4,049**	**$667,283,529.08**	**100.00%**

DESCRIPTION OF THE GROUP I COLLATERAL

Initial Periodic Cap % - Adjustable Rate Loans Only

Initial Periodic Cap (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
2.000	4,049	$667,283,529.08	100.00%
Total:	**4,049**	**$667,283,529.08**	**100.00%**

Original Loan-to-Value Ratio

Range of Original Loan-to-Value Ratios (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
30.00 or less	26	$3,076,282.50	0.30%
30.01 - 35.00	15	1,682,815.09	0.16
35.01 - 40.00	27	3,651,461.52	0.36
40.01 - 45.00	37	6,003,477.58	0.59
45.01 - 50.00	85	13,953,123.37	1.36
50.01 - 55.00	94	15,665,117.28	1.53
55.01 - 60.00	149	23,132,264.15	2.25
60.01 - 65.00	249	42,470,785.01	4.14
65.01 - 70.00	256	45,250,111.20	4.41
70.01 - 75.00	462	78,556,523.04	7.66
75.01 - 80.00	950	167,088,824.95	16.28
80.01 - 85.00	772	123,758,920.73	12.06
85.01 - 90.00	1,651	263,295,534.83	25.66
90.01 - 95.00	1,350	238,452,368.80	23.24
Total:	**6,123**	**$1,026,037,610.05**	**100.00%**

DESCRIPTION OF THE GROUP I COLLATERAL

FICO Score at Origination

Range of FICO Scores	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
500 - 519	176	$27,238,234.58	2.65%
520 - 539	340	51,387,753.04	5.01
540 - 559	478	72,016,486.88	7.02
560 - 579	552	85,050,312.41	8.29
580 - 599	589	95,169,837.89	9.28
600 - 619	953	154,244,299.10	15.03
620 - 639	851	142,991,627.80	13.94
640 - 659	647	113,861,043.48	11.10
660 - 679	442	80,029,564.36	7.80
680 - 699	387	70,063,980.51	6.83
700 - 719	269	50,738,338.87	4.95
720 - 739	153	28,528,690.83	2.78
740 - 759	127	24,514,302.89	2.39
760 - 779	98	19,079,619.07	1.86
780 - 799	52	9,739,135.02	0.95
800 - 819	8	1,241,245.07	0.12
820 - 839	1	143,138.25	0.01
Total:	**6,123**	**$1,026,037,610.05**	**100.00%**

DESCRIPTION OF THE GROUP I COLLATERAL

Geographic Distribution

State	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
California	1,648	$342,871,799.80	33.42%
Florida	699	98,244,695.71	9.58
Illinois	532	89,607,736.81	8.73
New York	293	69,954,045.87	6.82
Arizona	275	34,560,623.95	3.37
Texas	236	28,957,674.97	2.82
Massachusetts	141	28,640,823.55	2.79
Minnesota	180	28,520,200.05	2.78
New Jersey	127	24,998,780.73	2.44
Washington	138	23,841,702.84	2.32
Ohio	223	22,723,439.36	2.21
Colorado	123	22,464,906.90	2.19
Other	1,508	210,651,179.51	20.53
Total:	**6,123**	**$1,026,037,610.05**	**100.00%**

Occupancy Status[1]

Occupancy Status	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Owner Occupied	5,569	$952,718,661.51	92.85%
Non-Owner Occupied	518	67,319,406.46	6.56
Second Home	36	5,999,542.08	0.58
Total:	**6,123**	**$1,026,037,610.05**	**100.00%**

(1) Based on mortgagor representation at origination

Documentation Type

Program	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Full Documentation	4,223	$694,713,745.75	67.71%
Stated Documentation	1,674	291,043,894.82	28.37
Limited Documentation	226	40,279,969.48	3.93
Total:	**6,123**	**$1,026,037,610.05**	**100.00%**

DESCRIPTION OF THE GROUP I COLLATERAL

Loan Purpose

Purpose	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Cashout Refinance[1]	2,923	$490,963,119.65	47.85%
Rate/Term Refinance[2]	1,673	290,336,662.40	28.30
Purchase	1,527	244,737,828.00	23.85
Total:	**6,123**	**$1,026,037,610.05**	**100.00%**

(1) Cash proceeds to the borrower exclusive of Debt Consolidation payments exceed 3% of the original Principal Balance of the related mortgage loan. Also includes all home equity loans originated in Texas with any cash proceeds.

(2) Cash proceeds to the borrower exclusive of Debt Consolidation payments are 3% or less of the original Principal Balance of the related mortgage loan. Excludes home equity loans originated in Texas with any cash proceeds.

Credit Grade

Credit Grade[1]	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
I	4,352	$731,452,119.39	71.29%
II	445	72,263,100.63	7.04
III	465	71,578,952.28	6.98
IV	302	47,643,818.39	4.64
V	155	23,092,415.90	2.25
VI	37	5,116,981.90	0.50
A	290	59,779,193.09	5.83
A-	19	3,721,641.44	0.36
B	16	3,120,369.10	0.30
C	15	2,979,289.36	0.29
C-	27	5,289,728.57	0.52
Total:	**6,123**	**$1,026,037,610.05**	**100.00%**

(1) Letters correspond to risk categories of Olympus Mortgage Company and roman numerals correspond to risk categories of Argent Mortgage Company LLC.

Property Type

Property Type	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Single Family Residence	4,766	$787,769,380.29	76.78%
2-4 Family Residence	459	92,535,988.00	9.02
Condominium	444	69,766,712.56	6.80
PUD	383	66,888,000.60	6.52
Manufactured/Mobile Home	49	5,729,784.07	0.56
PUD Attached	21	3,215,836.76	0.31
Single Family Attached	1	131,907.77	0.01
Total:	**6,123**	**$1,026,037,610.05**	**100.00%**

DESCRIPTION OF THE GROUP I COLLATERAL

Prepayment Charge Term at Origination

Prepayment Charges Term at Origination (months)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
0	1,575	$262,109,096.89	25.55%
12	306	62,802,229.18	6.12
24	2,193	348,261,223.05	33.94
36	2,049	352,865,060.93	34.39
Total:	**6,123**	**$1,026,037,610.05**	**100.00%**

Conforming Balance

Conforming Balance Status	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Conforming Balance	6,123	$1,026,037,610.05	100.00%
Total:	**6,123**	**$1,026,037,610.05**	**100.00%**

DESCRIPTION OF THE GROUP II COLLATERAL

Collateral Summary

Statistics for the adjustable-rate and fixed-rate mortgage loans listed below are based on the Cut-off Date.

	Summary Statistics		Range (if applicable)
Number of Mortgage Loans:	820		
Aggregate Current Principal Balance:	$255,562,466		
Average Current Principal Balance:	$311,662		$59,950 – $748,883
Aggregate Original Principal Balance:	$255,809,141		
Average Original Principal Balance:	$311,962		$60,000 – $750,000
Fully Amortizing Mortgage Loans:	100.00%		
1st Lien:	100.00%		
Wtd. Avg. Gross Coupon:	6.559%		4.450% – 11.250%
Wtd. Avg. Original Term (months):	357		180 – 360
Wtd. Avg. Remaining Term (months):	356		179 – 360
Margin (ARM Loans Only):	6.302%		4.500% – 7.125%
Maximum Interest Rate (ARM Loans Only):	12.940%		10.450% – 17.250%
Minimum Interest Rate (ARM Loans Only):	6.940%		4.450% – 11.250%
Wtd. Avg. Original LTV:	80.73%		22.22% – 95.00%
Wtd. Avg. Borrower FICO:	637		501 – 806
Geographic Distribution (Top 5):	CA	57.57%	
	NY	7.32%	
	FL	5.17%	
	IL	3.85%	
	AZ	3.52%	

DESCRIPTION OF THE GROUP II COLLATERAL

Collateral Type

Collateral Type	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Fixed Rate	207	$63,880,518.13	25.00%
2 year Fixed/Adjustable Rate	518	162,866,357.01	63.73
3 year Fixed/Adjustable Rate	95	28,815,590.58	11.28
Total:	**820**	**$255,562,465.72**	**100.00%**

Principal Balance at Origination

Range of Principal Balances at Origination ($)	Number of Mortgage Loans	Aggregate Original Principal Balance	% of Aggregate Original Principal Balance
50,000.01 - 100,000.00	116	$9,035,700.00	3.53%
100,000.01 - 150,000.00	66	7,932,249.00	3.10
150,000.01 - 200,000.00	36	6,296,171.00	2.46
200,000.01 - 250,000.00	31	6,921,051.00	2.71
250,000.01 - 300,000.00	29	7,941,400.00	3.10
300,000.01 - 350,000.00	144	48,087,476.00	18.80
350,000.01 - 400,000.00	183	68,475,986.00	26.77
400,000.01 - 450,000.00	94	40,046,116.00	15.65
450,000.01 - 500,000.00	98	47,405,792.00	18.53
500,000.01 - 550,000.00	8	4,270,200.00	1.67
550,000.01 - 600,000.00	10	5,816,000.00	2.27
600,000.01 - 650,000.00	1	650,000.00	0.25
700,000.01 - 750,000.00	4	2,931,000.00	1.15
Total:	**820**	**$255,809,141.00**	**100.00%**

DESCRIPTION OF THE GROUP II COLLATERAL

Remaining Principal Balance

Range of Remaining Principal Balances ($)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
50,000.01 - 100,000.00	116	$9,027,326.91	3.53%
100,000.01 - 150,000.00	66	7,923,805.23	3.10
150,000.01 - 200,000.00	36	6,288,583.78	2.46
200,000.01 - 250,000.00	31	6,912,647.79	2.70
250,000.01 - 300,000.00	30	8,232,187.42	3.22
300,000.01 - 350,000.00	143	47,741,651.35	18.68
350,000.01 - 400,000.00	183	68,414,979.48	26.77
400,000.01 - 450,000.00	94	40,007,964.24	15.65
450,000.01 - 500,000.00	98	47,362,016.46	18.53
500,000.01 - 550,000.00	8	4,265,761.02	1.67
550,000.01 - 600,000.00	10	5,809,112.48	2.27
600,000.01 - 650,000.00	1	649,288.54	0.25
700,000.01 - 750,000.00	4	2,927,141.02	1.15
Total:	**820**	**$255,562,465.72**	**100.00%**

Remaining Term

Range of Months Remaining	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
121 - 180	13	$2,375,409.52	0.93%
181 - 240	13	3,026,762.70	1.18
301 - 360	794	250,160,293.50	97.89
Total:	**820**	**$255,562,465.72**	**100.00%**

DESCRIPTION OF THE GROUP II COLLATERAL

Mortgage Rate %

Range of Mortgage Rates (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
4.000 - 4.499	1	$475,367.46	0.19%
4.500 - 4.999	7	1,593,387.39	0.62
5.000 - 5.499	157	48,622,905.58	19.03
5.500 - 5.999	133	42,863,422.74	16.77
6.000 - 6.499	87	31,664,887.03	12.39
6.500 - 6.999	145	50,803,867.48	19.88
7.000 - 7.499	99	30,908,151.66	12.09
7.500 - 7.999	95	26,566,923.13	10.40
8.000 - 8.499	42	11,090,855.17	4.34
8.500 - 8.999	20	4,204,377.17	1.65
9.000 - 9.499	19	3,547,828.53	1.39
9.500 - 9.999	9	1,827,984.39	0.72
10.000 - 10.499	3	501,130.76	0.20
10.500 - 10.999	2	479,016.50	0.19
11.000 - 11.499	1	412,360.73	0.16
Total:	**820**	**$255,562,465.72**	**100.00%**

Gross Margin % - Adjustable Rate Loans Only

Range of Gross Margins (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
4.500 - 4.749	35	$10,064,848.67	5.25%
4.750 - 4.999	1	401,122.36	0.21
5.500 - 5.749	40	17,251,778.12	9.00
6.000 - 6.249	1	153,839.21	0.08
6.250 - 6.499	1	499,059.80	0.26
6.500 - 6.749	534	162,817,800.70	84.94
7.000 - 7.249	1	493,498.73	0.26
Total:	**613**	**$191,681,947.59**	**100.00%**

DESCRIPTION OF THE GROUP II COLLATERAL

Next Rate Adjustment Date - Adjustable Rate Loans Only

Month/Year Of Next Rate Adjustment Date	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Apr-05	1	$71,728.10	0.04%
Jun-05	1	331,400.19	0.17
Jul-05	3	1,323,785.02	0.69
Aug-05	16	5,402,816.72	2.82
Sep-05	486	152,056,111.98	79.33
Oct-05	11	3,680,515.00	1.92
Jul-06	1	69,175.73	0.04
Aug-06	3	1,263,662.46	0.66
Sep-06	87	26,115,002.39	13.62
Oct-06	4	1,367,750.00	0.71
Total:	**613**	**$191,681,947.59**	**100.00%**

Maximum Rate % - Adjustable Rate Loans Only

Range of Maximum Mortgage Rates (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
10.000 - 10.499	1	$475,367.46	0.25%
10.500 - 10.999	4	929,140.01	0.48
11.000 - 11.499	20	7,520,596.43	3.92
11.500 - 11.999	66	20,749,461.14	10.82
12.000 - 12.499	87	31,664,887.03	16.52
12.500 - 12.999	145	50,803,867.48	26.50
13.000 - 13.499	99	30,908,151.66	16.12
13.500 - 13.999	95	26,566,923.13	13.86
14.000 - 14.499	42	11,090,855.17	5.79
14.500 - 14.999	20	4,204,377.17	2.19
15.000 - 15.499	19	3,547,828.53	1.85
15.500 - 15.999	9	1,827,984.39	0.95
16.000 - 16.499	3	501,130.76	0.26
16.500 - 16.999	2	479,016.50	0.25
17.000 - 17.499	1	412,360.73	0.22
Total:	**613**	**$191,681,947.59**	**100.00%**

DESCRIPTION OF THE GROUP II COLLATERAL

Minimum Rate % - Adjustable Rate Loans Only

Range of Minimum Mortgage Rates (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
4.000 - 4.499	1	$475,367.46	0.25%
4.500 - 4.999	4	929,140.01	0.48
5.000 - 5.499	20	7,520,596.43	3.92
5.500 - 5.999	66	20,749,461.14	10.82
6.000 - 6.499	87	31,664,887.03	16.52
6.500 - 6.999	145	50,803,867.48	26.50
7.000 - 7.499	99	30,908,151.66	16.12
7.500 - 7.999	95	26,566,923.13	13.86
8.000 - 8.499	42	11,090,855.17	5.79
8.500 - 8.999	20	4,204,377.17	2.19
9.000 - 9.499	19	3,547,828.53	1.85
9.500 - 9.999	9	1,827,984.39	0.95
10.000 - 10.499	3	501,130.76	0.26
10.500 - 10.999	2	479,016.50	0.25
11.000 - 11.499	1	412,360.73	0.22
Total:	**613**	**$191,681,947.59**	**100.00%**

Initial Periodic Cap % - Adjustable Rate Loans Only

Initial Periodic Cap (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
2.000	613	$191,681,947.59	100.00%
Total:	**613**	**$191,681,947.59**	**100.00%**

DESCRIPTION OF THE GROUP II COLLATERAL

Original Loan-to-Value Ratio

Range of Original Loan-to-Value Ratios (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
30.00 or less	3	$705,624.39	0.28%
30.01 - 35.00	2	609,283.40	0.24
35.01 - 40.00	2	219,627.33	0.09
40.01 - 45.00	7	2,071,141.60	0.81
45.01 - 50.00	15	4,090,924.58	1.60
50.01 - 55.00	21	6,193,204.66	2.42
55.01 - 60.00	34	11,176,861.56	4.37
60.01 - 65.00	36	12,743,369.99	4.99
65.01 - 70.00	50	14,020,999.07	5.49
70.01 - 75.00	75	20,914,169.83	8.18
75.01 - 80.00	136	43,267,915.67	16.93
80.01 - 85.00	93	26,660,063.90	10.43
85.01 - 90.00	200	62,862,057.99	24.60
90.01 - 95.00	146	50,027,221.75	19.58
Total:	**820**	**$255,562,465.72**	**100.00%**

FICO Score at Origination

Range of FICO Scores	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
500 - 519	24	$6,234,585.77	2.44%
520 - 539	47	10,611,376.77	4.15
540 - 559	57	16,283,602.93	6.37
560 - 579	79	21,963,479.44	8.59
580 - 599	57	17,792,188.89	6.96
600 - 619	95	31,010,516.60	12.13
620 - 639	128	42,907,869.52	16.79
640 - 659	82	26,563,792.65	10.39
660 - 679	54	16,668,490.66	6.52
680 - 699	47	15,774,103.07	6.17
700 - 719	44	15,638,333.09	6.12
720 - 739	32	10,719,643.81	4.19
740 - 759	30	9,209,788.69	3.60
760 - 779	30	9,293,354.56	3.64
780 - 799	12	4,525,751.17	1.77
800 - 819	2	365,588.10	0.14
Total:	**820**	**$255,562,465.72**	**100.00%**

DESCRIPTION OF THE GROUP II COLLATERAL

Geographic Distribution

State	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
California	392	$147,123,283.26	57.57%
New York	54	18,708,060.98	7.32
Florida	65	13,202,426.57	5.17
Illinois	26	9,840,769.22	3.85
Arizona	59	8,994,454.21	3.52
New Jersey	37	8,952,158.18	3.50
Massachusetts	15	5,842,151.35	2.29
Colorado	15	5,259,240.53	2.06
Texas	12	4,346,727.29	1.70
Maryland	14	4,101,690.82	1.60
Michigan	30	3,530,503.00	1.38
Connecticut	9	3,159,444.35	1.24
Other	92	22,501,555.96	8.80
Total:	**820**	**$255,562,465.72**	**100.00%**

Occupancy Status[1]

Occupancy Status	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Owner Occupied	793	$249,375,427.71	97.58%
Non-Owner Occupied	20	3,702,532.70	1.45
Second Home	7	2,484,505.31	0.97
Total:	**820**	**$255,562,465.72**	**100.00%**

(1) Based on mortgagor representation at origination

Documentation Type

Program	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Full Documentation	542	$160,916,265.33	62.97%
Stated Documentation	244	82,149,789.26	32.14
Limited Documentation	34	12,496,411.13	4.89
Total:	**820**	**$255,562,465.72**	**100.00%**

DESCRIPTION OF THE GROUP II COLLATERAL

Loan Purpose

Purpose	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Cashout Refinance[1]	436	$127,592,461.78	49.93%
Rate/Term Refinance[2]	229	71,667,478.88	28.04
Purchase	155	56,302,525.06	22.03
Total:	**820**	**$255,562,465.72**	**100.00%**

(1) Cash proceeds to the borrower exclusive of Debt Consolidation payments exceed 3% of the original Principal Balance of the related mortgage loan. Also includes all home equity loans originated in Texas with any cash proceeds.

(2) Cash proceeds to the borrower exclusive of Debt Consolidation payments are 3% or less of the original Principal Balance of the related mortgage loan. Excludes home equity loans originated in Texas with any cash proceeds.

Credit Grade

Credit Grade[1]	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
I	583	$183,388,579.71	71.76%
II	55	15,945,933.89	6.24
III	50	13,616,125.92	5.33
IV	54	14,397,093.40	5.63
V	19	5,002,388.32	1.96
VI	4	1,251,312.75	0.49
A	36	12,635,898.07	4.94
A-	3	1,323,975.21	0.52
B	1	451,628.76	0.18
C-	15	7,549,529.69	2.95
Total:	**820**	**$255,562,465.72**	**100.00%**

(1) Letters correspond to risk categories of Olympus Mortgage Company and roman numerals correspond to risk categories of Argent Mortgage Company LLC.

Property Type

Property Type	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Single Family Residence	694	$211,279,889.73	82.67%
PUD	75	27,908,646.55	10.92
Condominium	39	13,207,157.34	5.17
2-4 Family Residence	9	2,526,452.35	0.99
Manufactured/Mobile Home	2	384,582.00	0.15
PUD Attached	1	255,737.75	0.10
Total:	**820**	**$255,562,465.72**	**100.00%**

DESCRIPTION OF THE GROUP II COLLATERAL

Prepayment Charge Term at Origination

Prepayment Charges Term at Origination (months)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
0	142	$48,002,657.04	18.78%
12	54	18,435,407.10	7.21
24	327	99,570,018.47	38.96
36	297	89,554,383.11	35.04
Total:	**820**	**$255,562,465.72**	**100.00%**

Conforming Balance

Conforming Balance Status	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Non-Conforming Balance	530	$213,700,411.86	83.62%
Conforming Balance	290	41,862,053.86	16.38
Total:	**820**	**$255,562,465.72**	**100.00%**

DESCRIPTION OF THE GROUP III COLLATERAL

Collateral Summary

Statistics for the fixed-rate mortgage loans listed below are based on the Cut-off Date.

	Summary Statistics		Range (if applicable)
Number of Mortgage Loans:	928		
Aggregate Current Principal Balance:	$218,400,520		
Average Current Principal Balance:	$235,345		$59,800 – $749,379
Aggregate Original Principal Balance:	$218,635,264		
Average Original Principal Balance:	$235,598		$60,000 – $750,000
Fully Amortizing Mortgage Loans:	100.00%		
1st Lien:	100.00%		
Wtd. Avg. Gross Coupon:	6.522%		5.500% – 11.750%
Wtd. Avg. Original Term (months):	352		180 – 360
Wtd. Avg. Remaining Term (months):	351		178 – 360
Wtd. Avg. Original LTV:	79.33%		25.15% – 95.00%
Wtd. Avg. Borrower FICO:	655		500 - 808
Geographic Distribution (Top 5):	CA	51.32%	
	NY	9.92%	
	FL	9.27%	
	AZ	2.51%	
	NJ	2.49%	

DESCRIPTION OF THE GROUP III COLLATERAL

Collateral Type

Collateral Type	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Fixed Rate	928	$218,400,520.18	100.00%
Total:	**928**	**$218,400,520.18**	**100.00%**

Principal Balance at Origination

Range of Principal Balances at Origination ($)	Number of Mortgage Loans	Aggregate Original Principal Balance	% of Aggregate Original Principal Balance
50,000.01 - 100,000.00	215	$17,082,961.00	7.81%
100,000.01 - 150,000.00	163	20,319,278.00	9.29
150,000.01 - 200,000.00	100	17,133,003.00	7.84
200,000.01 - 250,000.00	74	16,776,350.00	7.67
250,000.01 - 300,000.00	45	12,491,550.00	5.71
300,000.01 - 350,000.00	93	30,868,805.00	14.12
350,000.01 - 400,000.00	101	37,891,735.00	17.33
400,000.01 - 450,000.00	53	22,527,332.00	10.30
450,000.01 - 500,000.00	61	29,552,350.00	13.52
500,000.01 - 550,000.00	6	3,203,500.00	1.47
550,000.01 - 600,000.00	7	4,078,400.00	1.87
600,000.01 - 650,000.00	4	2,515,000.00	1.15
650,000.01 - 700,000.00	3	2,022,500.00	0.93
700,000.01 - 750,000.00	3	2,172,500.00	0.99
Total:	**928**	**$218,635,264.00**	**100.00%**

DESCRIPTION OF THE GROUP III COLLATERAL

Remaining Principal Balance

Range of Remaining Principal Balances ($)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
50,000.01 - 100,000.00	215	$17,063,589.82	7.81%
100,000.01 - 150,000.00	163	20,298,240.57	9.29
150,000.01 - 200,000.00	100	17,115,007.55	7.84
200,000.01 - 250,000.00	74	16,761,725.14	7.67
250,000.01 - 300,000.00	45	12,479,564.70	5.71
300,000.01 - 350,000.00	93	30,833,873.09	14.12
350,000.01 - 400,000.00	101	37,848,760.26	17.33
400,000.01 - 450,000.00	53	22,503,945.75	10.30
450,000.01 - 500,000.00	61	29,516,501.61	13.51
500,000.01 - 550,000.00	6	3,200,780.20	1.47
550,000.01 - 600,000.00	7	4,075,045.65	1.87
600,000.01 - 650,000.00	4	2,512,473.77	1.15
650,000.01 - 700,000.00	3	2,020,469.73	0.93
700,000.01 - 750,000.00	3	2,170,542.34	0.99
Total:	**928**	**$218,400,520.18**	**100.00%**

Remaining Term

Range of Months Remaining	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
121 - 180	50	$7,172,725.55	3.28%
181 - 240	25	4,134,334.63	1.89
301 - 360	853	207,093,460.00	94.82
Total:	**928**	**$218,400,520.18**	**100.00%**

DESCRIPTION OF THE GROUP III COLLATERAL

Mortgage Rate %

Range of Mortgage Rates (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
5.500 - 5.999	261	$79,346,918.70	36.33%
6.000 - 6.499	180	47,718,973.71	21.85
6.500 - 6.999	173	40,706,094.70	18.64
7.000 - 7.499	107	19,526,321.71	8.94
7.500 - 7.999	83	13,859,224.80	6.35
8.000 - 8.499	57	9,400,552.48	4.30
8.500 - 8.999	40	4,998,373.97	2.29
9.000 - 9.499	12	1,060,762.53	0.49
9.500 - 9.999	7	888,894.21	0.41
10.000 - 10.499	4	321,371.17	0.15
10.500 - 10.999	2	152,438.82	0.07
11.000 - 11.499	1	335,645.05	0.15
11.500 - 11.999	1	84,948.33	0.04
Total:	**928**	**$218,400,520.18**	**100.00%**

Original Loan-to-Value Ratio

Range of Original Loan-to-Value Ratios (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
30.00 or less	5	$965,060.06	0.44%
30.01 - 35.00	2	237,757.26	0.11
35.01 - 40.00	3	720,239.66	0.33
40.01 - 45.00	10	2,704,748.97	1.24
45.01 - 50.00	12	2,693,450.09	1.23
50.01 - 55.00	19	3,891,385.69	1.78
55.01 - 60.00	30	7,189,069.76	3.29
60.01 - 65.00	54	13,831,441.00	6.33
65.01 - 70.00	64	14,505,873.19	6.64
70.01 - 75.00	80	22,014,736.44	10.08
75.01 - 80.00	196	51,924,016.45	23.77
80.01 - 85.00	87	19,694,704.61	9.02
85.01 - 90.00	205	42,278,157.53	19.36
90.01 - 95.00	161	35,749,879.47	16.37
Total:	**928**	**$218,400,520.18**	**100.00%**

DESCRIPTION OF THE GROUP III COLLATERAL

FICO Score at Origination

Range of FICO Scores	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
500 - 519	5	$979,673.07	0.45%
520 - 539	23	3,648,675.37	1.67
540 - 559	35	5,026,052.81	2.30
560 - 579	42	7,044,926.41	3.23
580 - 599	71	13,587,676.36	6.22
600 - 619	132	26,770,902.57	12.26
620 - 639	149	33,747,224.26	15.45
640 - 659	119	29,005,099.91	13.28
660 - 679	105	29,129,992.13	13.34
680 - 699	89	23,793,640.24	10.89
700 - 719	60	16,248,432.30	7.44
720 - 739	37	11,904,134.18	5.45
740 - 759	22	5,758,571.27	2.64
760 - 779	26	8,413,967.19	3.85
780 - 799	10	2,577,356.37	1.18
800 - 819	3	764,195.74	0.35
Total:	**928**	**$218,400,520.18**	**100.00%**

Geographic Distribution

State	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
California	344	$112,078,124.48	51.32%
New York	67	21,666,070.90	9.92
Florida	138	20,247,737.40	9.27
Arizona	43	5,471,731.21	2.51
New Jersey	30	5,429,861.50	2.49
Connecticut	20	5,378,733.20	2.46
Illinois	25	4,324,202.87	1.98
Massachusetts	16	4,166,713.37	1.91
Texas	24	3,939,688.99	1.80
Colorado	15	3,852,200.04	1.76
Ohio	42	3,710,476.25	1.70
Washington	12	3,624,415.64	1.66
Other	152	24,510,564.33	11.22
Total:	**928**	**$218,400,520.18**	**100.00%**

DESCRIPTION OF THE GROUP III COLLATERAL

Occupancy Status[1]

Occupancy Status	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Owner Occupied	863	$208,868,396.80	95.64%
Non-Owner Occupied	56	6,678,964.45	3.06
Second Home	9	2,853,158.93	1.31
Total:	**928**	**$218,400,520.18**	**100.00%**

(1) Based on mortgagor representation at origination

Documentation Type

Program	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Full Documentation	695	$161,890,444.70	74.13%
Stated Documentation	209	50,855,493.48	23.29
Limited Documentation	24	5,654,582.00	2.59
Total:	**928**	**$218,400,520.18**	**100.00%**

Loan Purpose

Purpose	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Cashout Refinance[1]	533	$118,261,586.02	54.15%
Rate/Term Refinance[2]	285	74,151,989.53	33.95
Purchase	110	25,986,944.63	11.90
Total:	**928**	**$218,400,520.18**	**100.00%**

(1) Cash proceeds to the borrower exclusive of Debt Consolidation payments exceed 3% of the original Principal Balance of the related mortgage loan. Also includes all home equity loans originated in Texas with any cash proceeds.

(2) Cash proceeds to the borrower exclusive of Debt Consolidation payments are 3% or less of the original Principal Balance of the related mortgage loan. Excludes home equity loans originated in Texas with any cash proceeds.

DESCRIPTION OF THE GROUP III COLLATERAL

Credit Grade

Credit Grade[1]	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
I	737	$174,715,551.63	80.00%
II	48	11,629,825.89	5.32
III	46	7,428,009.52	3.40
IV	27	4,725,448.97	2.16
V	11	1,710,357.70	0.78
VI	3	332,531.00	0.15
A	52	15,940,582.22	7.30
C	2	654,457.05	0.30
C-	2	1,263,756.20	0.58
Total:	**928**	**$218,400,520.18**	**100.00%**

(1) Letters correspond to risk categories of Olympus Mortgage Company and roman numerals correspond to risk categories of Argent Mortgage Company LLC.

Property Type

Property Type	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Single Family Residence	757	$179,046,889.80	81.98%
PUD	69	20,186,303.09	9.24
2-4 Family Residence	52	10,903,979.39	4.99
Condominium	38	6,550,884.63	3.00
PUD Attached	5	1,157,938.41	0.53
Manufactured/Mobile Home	7	554,524.86	0.25
Total:	**928**	**$218,400,520.18**	**100.00%**

Prepayment Charge Term at Origination

Prepayment Charges Term at Origination (months)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
0	162	$29,480,609.01	13.50%
12	70	21,782,066.56	9.97
24	43	10,461,935.13	4.79
36	653	156,675,909.48	71.74
Total:	**928**	**$218,400,520.18**	**100.00%**

DESCRIPTION OF THE GROUP III COLLATERAL

Conforming Balance

Conforming Balance Status	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Non-Conforming Balance	311	$128,190,353.09	58.70%
Conforming Balance	617	90,210,167.09	41.30
Total:	**928**	**$218,400,520.18**	**100.00%**

Sensitivity Analysis
To Optional Termination Date

		50% PPC	75% PPC	100% PPC	125% PPC	150% PPC
AV-2	Average Life (yrs)	5.22	3.60	2.68	2.04	1.54
	First Principal	11/2003	11/2003	11/2003	11/2003	11/2003
	Last Principal	06/2019	11/2014	02/2012	05/2010	03/2009
AF-1	Average Life (yrs)	1.50	1.14	0.95	0.83	0.74
	First Principal	11/2003	11/2003	11/2003	11/2003	11/2003
	Last Principal	07/2006	10/2005	05/2005	02/2005	12/2004
AF-2	Yield (%)	2.6817	2.6605	2.6413	2.6233	2.6065
	Average Life (yrs)	3.58	2.53	2.00	1.67	1.45
	Mod Duration (yrs)	3.37	2.42	1.93	1.62	1.41
	First Principal	07/2006	10/2005	05/2005	02/2005	12/2004
	Last Principal	03/2008	10/2006	02/2006	09/2005	06/2005
AF-3	Yield (%)	3.4531	3.4315	3.4129	3.3947	3.3777
	Average Life (yrs)	6.22	3.94	3.00	2.43	2.07
	Mod Duration (yrs)	5.49	3.63	2.81	2.30	1.97
	First Principal	03/2008	10/2006	02/2006	09/2005	06/2005
	Last Principal	11/2013	02/2009	08/2007	08/2006	03/2006
AF-4	Yield (%)	4.6733	4.6583	4.6345	4.6119	4.5821
	Average Life (yrs)	13.18	8.13	5.00	3.68	2.73
	Mod Duration (yrs)	9.64	6.58	4.37	3.32	2.52
	First Principal	11/2013	02/2009	08/2007	08/2006	03/2006
	Last Principal	06/2019	11/2014	05/2010	06/2008	10/2006
AF-5	Yield (%)	5.8830	5.8731	5.8608	5.8422	5.8177
	Average Life (yrs)	15.71	11.13	8.23	5.94	4.35
	Mod Duration (yrs)	10.06	8.00	6.38	4.90	3.74
	First Principal	06/2019	11/2014	05/2010	06/2008	10/2006
	Last Principal	06/2019	11/2014	02/2012	05/2010	03/2009
AF-6	Yield (%)	4.9493	4.9450	4.9414	4.9354	4.9283
	Average Life (yrs)	7.96	7.19	6.64	5.90	5.23
	Mod Duration (yrs)	6.33	5.86	5.50	5.00	4.52
	First Principal	11/2006	11/2006	11/2006	01/2007	06/2007
	Last Principal	06/2019	11/2014	02/2012	05/2010	03/2009
M-1	Average Life (yrs)	10.52	7.32	5.58	4.79	4.67
	First Principal	12/2008	04/2007	01/2007	04/2007	08/2007
	Last Principal	06/2019	11/2014	02/2012	05/2010	03/2009
M-2	Average Life (yrs)	10.52	7.32	5.55	4.63	4.21
	First Principal	12/2008	04/2007	12/2006	01/2007	03/2007
	Last Principal	06/2019	11/2014	02/2012	05/2010	03/2009
M-3	Average Life (yrs)	10.52	7.32	5.55	4.58	4.07
	First Principal	12/2008	04/2007	12/2006	01/2007	02/2007
	Last Principal	06/2019	11/2014	02/2012	05/2010	03/2009
M-4	Average Life (yrs)	10.52	7.32	5.54	4.56	4.03
	First Principal	12/2008	04/2007	11/2006	12/2006	01/2007
	Last Principal	06/2019	11/2014	02/2012	05/2010	03/2009
M-5	Average Life (yrs)	10.52	7.32	5.53	4.55	4.01
	First Principal	12/2008	04/2007	11/2006	12/2006	12/2006
	Last Principal	06/2019	11/2014	02/2012	05/2010	03/2009
MV-6	Average Life (yrs)	10.52	7.32	5.53	4.54	3.97
	First Principal	11/2008	04/2007	11/2006	11/2006	12/2006
	Last Principal	06/2019	11/2014	02/2012	05/2010	03/2009

Sensitivity Analysis
To Maturity

		50% PPC	75% PPC	100% PPC	125% PPC	150% PPC
AV-2	Average Life (yrs)	5.52	3.85	2.88	2.20	1.66
	First Principal	11/2003	11/2003	11/2003	11/2003	11/2003
	Last Principal	02/2031	03/2026	06/2021	12/2017	05/2015
AF-1	Average Life (yrs)	1.50	1.14	0.95	0.83	0.74
	First Principal	11/2003	11/2003	11/2003	11/2003	11/2003
	Last Principal	07/2006	10/2005	05/2005	02/2005	12/2004
AF-2	Yield (%)	2.6817	2.6605	2.6413	2.6233	2.6065
	Average Life (yrs)	3.58	2.53	2.00	1.67	1.45
	Mod Duration (yrs)	3.37	2.42	1.93	1.62	1.41
	First Principal	07/2006	10/2005	05/2005	02/2005	12/2004
	Last Principal	03/2008	10/2006	02/2006	09/2005	06/2005
AF-3	Yield (%)	3.4531	3.4315	3.4129	3.3947	3.3777
	Average Life (yrs)	6.22	3.94	3.00	2.43	2.07
	Mod Duration (yrs)	5.49	3.63	2.81	2.30	1.97
	First Principal	03/2008	10/2006	02/2006	09/2005	06/2005
	Last Principal	11/2013	02/2009	08/2007	08/2006	03/2006
AF-4	Yield (%)	4.6751	4.6609	4.6345	4.6119	4.5821
	Average Life (yrs)	13.25	8.19	5.00	3.68	2.73
	Mod Duration (yrs)	9.67	6.61	4.37	3.32	2.52
	First Principal	11/2013	02/2009	08/2007	08/2006	03/2006
	Last Principal	07/2020	10/2015	05/2010	06/2008	10/2006
AF-5	Yield (%)	5.9684	5.9957	6.0041	5.9680	5.8445
	Average Life (yrs)	21.61	16.60	12.56	8.38	4.64
	Mod Duration (yrs)	11.93	10.26	8.53	6.23	3.92
	First Principal	07/2020	10/2015	05/2010	06/2008	10/2006
	Last Principal	05/2032	02/2029	09/2024	12/2020	02/2018
AF-6	Yield (%)	4.9506	4.9499	4.9601	4.9992	5.0513
	Average Life (yrs)	8.00	7.29	6.94	6.85	7.02
	Mod Duration (yrs)	6.35	5.91	5.69	5.63	5.73
	First Principal	11/2006	11/2006	11/2006	01/2007	06/2007
	Last Principal	02/2032	12/2028	07/2024	10/2020	12/2017
M-1	Average Life (yrs)	11.42	8.08	6.19	5.28	5.07
	First Principal	12/2008	04/2007	01/2007	04/2007	08/2007
	Last Principal	07/2030	12/2025	06/2021	01/2018	07/2015
M-2	Average Life (yrs)	11.35	8.00	6.10	5.07	4.56
	First Principal	12/2008	04/2007	12/2006	01/2007	03/2007
	Last Principal	12/2027	03/2022	01/2018	03/2015	02/2013
M-3	Average Life (yrs)	11.26	7.91	6.02	4.96	4.38
	First Principal	12/2008	04/2007	12/2006	01/2007	02/2007
	Last Principal	11/2025	03/2020	05/2016	10/2013	12/2011
M-4	Average Life (yrs)	11.17	7.84	5.95	4.89	4.30
	First Principal	12/2008	04/2007	11/2006	12/2006	01/2007
	Last Principal	10/2024	03/2019	07/2015	02/2013	06/2011
M-5	Average Life (yrs)	11.05	7.73	5.86	4.81	4.21
	First Principal	12/2008	04/2007	11/2006	12/2006	12/2006
	Last Principal	09/2023	03/2018	10/2014	07/2012	12/2010
MV-6	Average Life (yrs)	10.82	7.55	5.72	4.68	4.08
	First Principal	11/2008	04/2007	11/2006	11/2006	12/2006
	Last Principal	03/2022	01/2017	10/2013	09/2011	04/2010

Interest Rate Cap Schedule For Class AV-2 Certificates

Period	Class AV-2 Notional Schedule ($)	Cap Strike %	Cap Ceiling %	Period	Class AV-2 Notional Schedule ($)	Cap Strike %	Cap Ceiling %	Period	Class AV-2 Notional Schedule ($)	Cap Strike %	Cap Ceiling %
1	0.00	-	-	18	120,314,936.98	5.39	8.85	35	61,370,493.81	7.05	8.85
2	200,231,887.03	5.64	8.85	19	116,100,327.55	5.58	8.85	36	58,628,280.36	8.08	8.85
3	194,791,579.48	5.44	8.85	20	111,990,722.39	5.39	8.85	37	55,955,501.66	7.80	8.85
4	189,404,105.85	5.43	8.85	21	107,983,485.86	5.58	8.85	38	55,955,501.66	8.06	8.85
5	184,066,767.01	5.83	8.85	22	104,076,065.01	5.39	8.85	39	55,955,501.66	7.79	8.85
6	178,777,256.28	5.43	8.85	23	100,265,938.95	5.39	8.85	40	55,955,501.66	7.78	8.85
7	173,533,658.01	5.62	8.85	24	96,550,666.95	6.77	8.85	41	55,955,501.66	8.65	8.85
8	168,334,444.39	5.42	8.85	25	92,935,709.87	6.53	8.85	42	55,955,501.66	8.42	8.85
9	163,178,470.40	5.61	8.85	26	89,410,513.59	6.76	8.85	43	55,562,785.76	8.70	8.85
10	158,064,967.00	5.41	8.85	27	85,972,832.54	6.52	8.85	44	54,194,677.80	8.40	8.85
11	152,993,532.43	5.41	8.85	28	82,620,477.72	6.52	8.85	45	52,860,398.09	8.68	8.85
12	147,964,121.60	5.60	8.85	29	79,351,315.33	7.26	8.85	46	51,559,104.00	8.38	8.85
13	143,060,182.11	5.40	8.85	30	76,163,265.32	7.08	8.85	47	50,289,974.06	8.38	8.85
14	138,278,560.56	5.60	8.85	31	73,054,300.04	7.32	8.85	48 -	0.00	0.00	0.00
15	133,616,183.38	5.40	8.85	32	70,022,442.91	7.07	8.85				
16	129,070,054.75	5.40	8.85	33	67,065,767.13	7.31	8.85				
17	124,637,254.66	6.02	8.85	34	64,182,394.43	7.06	8.85				

Interest Rate Cap Schedule
For Class MV Certificates

Period	Class MV Notional Schedule ($)	Cap Strike %	Cap Ceiling %	Period	Class MV Notional Schedule ($)	Cap Strike %	Cap Ceiling %	Period	Class MV Notional Schedule ($)	Cap Strike %	Cap Ceiling %
1	0.00	-	-	36	241,250,000.00	6.27	8.40	71	96,453,611.59	6.68	8.40
2	241,250,000.00	4.47	7.35	37	241,250,000.00	6.01	8.40	72	94,229,896.24	6.96	8.40
3	241,250,000.00	4.26	7.35	38	236,878,867.38	6.23	8.40	73	92,057,630.18	6.66	8.40
4	241,250,000.00	4.26	7.35	39	224,240,973.28	5.95	8.40	74	89,935,608.07	6.94	8.40
5	241,250,000.00	4.68	7.35	40	211,904,315.95	5.94	8.40	75	87,862,653.26	6.64	8.40
6	241,250,000.00	4.26	7.35	41	199,861,620.94	6.76	8.40	76	85,837,617.13	6.63	8.40
7	241,250,000.00	4.46	7.35	42	190,972,837.21	6.37	8.40	77	83,859,378.35	7.53	8.40
8	241,250,000.00	4.25	7.35	43	185,564,013.24	6.63	8.40	78	81,926,842.28	6.61	8.40
9	241,250,000.00	4.45	7.35	44	181,268,014.23	6.35	8.40	79	80,038,940.28	6.88	8.40
10	241,250,000.00	4.25	7.35	45	177,072,320.92	6.61	8.40	80	78,194,629.12	6.59	8.40
11	241,250,000.00	4.25	7.35	46	172,974,557.30	6.33	8.40	81	76,392,890.33	6.86	8.40
12	241,250,000.00	4.45	7.35	47	168,972,404.57	6.32	8.40	82	74,632,729.64	6.57	8.40
13	241,250,000.00	4.24	7.35	48	165,063,599.75	7.05	8.40	83	72,913,176.35	6.56	8.40
14	241,250,000.00	4.45	7.35	49	161,245,934.27	6.76	8.40	84	71,233,282.80	6.83	8.40
15	241,250,000.00	4.24	7.35	50	157,517,252.66	7.03	8.40	85	69,592,123.80	6.54	8.40
16	241,250,000.00	4.24	7.35	51	153,875,451.29	6.74	8.40	86	67,988,796.08	6.81	8.40
17	241,250,000.00	4.90	7.35	52	150,318,477.04	6.73	8.40	87	66,422,417.79	6.52	8.40
18	241,250,000.00	4.24	7.35	53	146,844,326.13	7.31	8.40	88	64,892,127.94	6.51	8.40
19	241,250,000.00	4.44	7.35	54	143,451,042.85	6.78	8.40	89	63,397,085.95	7.40	8.40
20	241,250,000.00	4.24	7.35	55	140,136,718.46	7.06	8.40	90	61,936,471.09	6.49	8.40
21	241,250,000.00	4.44	7.35	56	136,899,490.00	6.76	8.40	91	60,509,482.08	6.76	8.40
22	241,250,000.00	4.24	7.35	57	133,737,539.16	7.04	8.40	92	59,115,336.57	6.47	8.40
23	241,250,000.00	4.24	7.35	58	130,649,091.24	6.74	8.40	93	57,753,270.70	6.74	8.40
24	241,250,000.00	5.30	8.10	59	127,632,414.06	6.73	8.40	94	56,422,538.65	6.45	8.40
25	241,250,000.00	5.07	8.10	60	124,685,816.93	7.09	8.40	95	55,122,412.23	6.44	8.40
26	241,250,000.00	5.29	8.10	61	121,807,649.63	6.79	8.40	96	53,852,180.41	6.71	8.40
27	241,250,000.00	5.06	8.10	62	118,996,301.44	7.06	8.40	97	52,611,148.97	6.42	8.40
28	241,250,000.00	5.06	8.10	63	116,250,200.17	6.76	8.40	98	51,398,640.03	6.69	8.40
29	241,250,000.00	5.80	8.40	64	113,567,811.22	6.75	8.40	99	50,213,991.71	6.40	8.40
30	241,250,000.00	5.46	8.40	65	110,947,636.70	7.67	8.40	100	49,056,557.73	6.39	8.40
31	241,250,000.00	5.70	8.40	66	108,388,214.48	6.73	8.40	101 -	0.00	0.00	0.00
32	241,250,000.00	5.45	8.40	67	105,888,117.37	7.01	8.40				
33	241,250,000.00	5.69	8.40	68	103,445,952.26	6.71	8.40				
34	241,250,000.00	5.45	8.40	69	101,060,359.27	6.99	8.40				
35	241,250,000.00	5.44	8.40	70	98,730,010.97	6.69	8.40				

Net WAC Cap for Class AV-2 Certificates (1)

Assumptions to Optional Termination

Period	NWC (2) (%)	NWC (3,4) (%)		Period	NWC (2) (%)	NWC (3,4) (%)		Period	NWC (2) (%)	NWC (3,4) (%)
1	3.79	3.79		36	6.35	9.26		71	6.03	9.37
2	6.05	9.26		37	6.14	9.25		72	6.23	9.67
3	5.85	9.26		38	6.34	9.26		73	6.02	9.35
4	5.84	9.26		39	6.13	9.25		74	6.22	9.65
5	6.24	9.26		40	6.13	9.26		75	6.02	9.33
6	5.84	9.26		41	6.78	9.26		76	6.01	9.32
7	6.03	9.26		42	6.12	9.25		77	6.66	10.31
8	5.83	9.26		43	6.33	9.26		78	6.01	9.30
9	6.02	9.26		44	6.12	9.26		79	6.20	9.60
10	5.82	9.26		45	6.32	9.26		80	6.00	9.28
11	5.82	9.26		46	6.11	9.26		81	6.20	9.58
12	6.01	9.26		47	6.11	9.25		82	5.99	9.26
13	5.81	9.26		48	6.31	9.73		83	5.99	9.25
14	6.01	9.26		49	6.10	9.41		84	6.19	9.54
15	5.81	9.26		50	6.30	9.71		85	5.98	9.23
16	5.81	9.26		51	6.10	9.39		86	6.18	9.52
17	6.43	9.26		52	6.09	9.38		87	5.98	9.20
18	5.80	9.26		53	6.51	10.02		88	5.97	9.19
19	5.99	9.26		54	6.09	9.46		89	6.61	10.17
20	5.80	9.26		55	6.29	9.76		90	5.97	9.17
21	5.99	9.26		56	6.08	9.43		91	6.16	9.47
22	5.80	9.26		57	6.28	9.74		92	5.96	9.15
23	5.79	9.26		58	6.07	9.41		93	6.16	9.45
24	6.31	9.26		59	6.07	9.40		94	5.95	9.13
25	6.10	9.26		60	6.27	9.80		95	5.95	9.12
26	6.30	9.26		61	6.06	9.48		96	6.15	9.41
27	6.09	9.26		62	6.26	9.78		97	5.94	9.10
28	6.09	9.26		63	6.06	9.46		98	6.14	9.39
29	6.74	9.26		64	6.05	9.45		99	5.94	9.08
30	6.09	9.26		65	6.70	10.45		100	5.93	9.07
31	6.29	9.26		66	6.05	9.42		101	-	9.68
32	6.08	9.25		67	6.25	9.73				
33	6.28	9.26		68	6.04	9.40				
34	6.07	9.25		69	6.24	9.71				
35	6.07	9.26		70	6.03	9.38				

(1) For modeling purposes only, assumes a Trustee Fee Rate of 0.002% per annum.
(2) Assumes 1mLIBOR and 6mLIBOR stays at 1.120% and 1.180% respectively and the cashflows are run to the Optional Termination at the pricing speed.
(3) Assumes 1mLIBOR and 6mLIBOR increases instantaneously to 20.00% and the cashflows are run to the Optional Termination at the pricing speed.
(4) Assumes proceeds from the related Interest Rate Cap Agreement included.

Net WAC Cap for Class AF-1 Certificates (1)

Assumptions to Optional Termination

Period	NWC (2) (%)	NWC (3,4) (%)
1	3.76	3.76
2	6.02	6.02
3	5.83	5.83
4	5.83	5.83
5	6.23	6.23
6	5.83	5.83
7	6.02	6.02
8	5.83	5.83
9	6.02	6.02
10	5.83	5.83
11	5.83	5.83
12	6.02	6.02
13	5.83	5.83
14	6.02	6.02
15	5.83	5.83
16	5.83	5.83
17	6.45	6.45
18	5.83	5.83
19	6.02	6.02
20	-	-

(1) For modeling purposes only, assumes a Trustee Fee Rate of 0.002% per annum.
(2) Assumes 1mLIBOR and 6mLIBOR stays at 1.120% and 1.180% respectively and the cashflows are run to the Optional Termination at the pricing speed.
(3) Assumes 1mLIBOR and 6mLIBOR increases instantaneously to 20.00% and the cashflows are run to the Optional Termination at the pricing speed.
(4) Assumes proceeds from the related Interest Rate Cap Agreement included.

Argent Mortgage Company LLC

Argent Securities Inc. Asset-Backed Pass-Through Certificates, Series 2003-W5

Net WAC Cap for Class MV Certificates (1)

Assumptions to Optional Termination

Period	NWC (2) (%)	NWC (3,4) (%)	Period	NWC (2) (%)	NWC (3,4) (%)	Period	NWC (2) (%)	NWC (3,4) (%)
1	3.98	3.98	36	6.50	10.30	71	6.21	10.28
2	6.37	9.25	37	6.29	10.30	72	6.41	10.28
3	6.16	9.25	38	6.49	10.30	73	6.20	10.28
4	6.16	9.25	39	6.27	10.30	74	6.41	10.28
5	6.58	9.25	40	6.27	10.30	75	6.20	10.28
6	6.16	9.25	41	6.94	10.30	76	6.20	10.28
7	6.36	9.25	42	6.26	10.29	77	6.86	10.29
8	6.15	9.25	43	6.47	10.29	78	6.20	10.28
9	6.35	9.25	44	6.26	10.29	79	6.40	10.28
10	6.15	9.25	45	6.46	10.30	80	6.19	10.28
11	6.15	9.25	46	6.25	10.30	81	6.40	10.28
12	6.35	9.25	47	6.25	10.30	82	6.19	10.28
13	6.14	9.25	48	6.46	10.30	83	6.19	10.27
14	6.35	9.25	49	6.25	10.29	84	6.39	10.28
15	6.14	9.25	50	6.46	10.30	85	6.18	10.27
16	6.14	9.25	51	6.24	10.29	86	6.39	10.28
17	6.80	9.25	52	6.24	10.29	87	6.18	10.27
18	6.14	9.25	53	6.67	10.29	88	6.18	10.27
19	6.34	9.25	54	6.24	10.29	89	6.84	10.28
20	6.14	9.25	55	6.45	10.29	90	6.17	10.27
21	6.34	9.25	56	6.24	10.29	91	6.38	10.27
22	6.13	9.25	57	6.44	10.29	92	6.17	10.27
23	6.13	9.25	58	6.23	10.29	93	6.37	10.27
24	6.47	10.00	59	6.23	10.29	94	6.17	10.27
25	6.26	10.00	60	6.44	10.29	95	6.16	10.27
26	6.46	10.00	61	6.23	10.28	96	6.37	10.27
27	6.25	10.00	62	6.43	10.29	97	6.16	10.27
28	6.25	10.00	63	6.22	10.29	98	6.37	10.27
29	6.92	10.30	64	6.22	10.29	99	6.16	10.27
30	6.25	10.30	65	6.89	10.29	100	6.16	10.27
31	6.46	10.30	66	6.22	10.29	101	-	8.85
32	6.25	10.30	67	6.42	10.29			
33	6.45	10.30	68	6.21	10.29			
34	6.24	10.30	69	6.42	10.29			
35	6.24	10.30	70	6.21	10.28			

(1) For modeling purposes only, assumes a Trustee Fee Rate of 0.002% per annum.
(2) Assumes 1mLIBOR and 6mLIBOR stays at 1.120% and 1.180% respectively and the cashflows are run to the Optional Termination at the pricing speed.
(3) Assumes 1mLIBOR and 6mLIBOR increases instantaneously to 20.00% and the cashflows are run to the Optional Termination at the pricing speed.
(4) Assumes proceeds from the related Interest Rate Cap Agreement included.

Morgan Stanley

ARGENT
MORTGAGE COMPANY LLC

FOR ADDITIONAL INFORMATION, PLEASE CALL:

Morgan Stanley

Asset Backed Finance	
Valerie Kay	212-761-2162
Jessica Bellamy	212-761-2229
Forchi Chen	212-761-2154
ABS Syndicate & Trading	
Rick Onkey	212-761-2122
Jay Hallik	212-761-2252
Vanessa Vanacker	212-761-2016

Rating Agency Contacts

Standard & Poor's	
Connor Kelly	212-438-2448
Moody's	
Taruna Reddy	212-553-3605
Fitch	
Kei Ishidoya	212-908-0238